HellerEhrman

03037144

October 20, 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

19062.0001

The Office of International
Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL
R
NOV 03 2003
WASH. D.C.

Ladies and Gentlemen:

SEC FILE NO. 82-3765

Re: Jinhui Holdings Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Jinhui Holdings Company Limited (the "Company"), SEC File No. 82-3765, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's interim report 2003, dated September 11, 2003;

2. The Company's announcement regarding interim results for the six months ended June 30, 2003 dated September 11, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on September 15, 2003;

3. The Company's circular regarding a discloseable transaction of the acquisition of a single screw diesel propelled bulk carrier, dated August 29, 2003;

4. The Company's announcement regarding results for the quarter and six months ended June 30, 2003 of Jinhui Shipping and Transportation Limited, dated August 21, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on August 22, 2003;

5. The Company's announcement regarding a discloseable transaction, dated August 12, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on August 13, 2003;

6. The Company's circular regarding a discloseable transaction of the acquisition of a single screw motor bulk carrier, dated July 22, 2003;

7. The Company's announcement regarding a discloseable transaction, dated July 4, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on July 7, 2003;

8. Form SC2, dated June 27, 2003;

9. Form SC11, dated June 27, 2003;

10. Form D2, dated June 10, 2003;

11. The Company's 2003 annual return, dated June 5, 2003;

12. The Company's announcement regarding results of annual general meeting, dated May 30, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on June 2, 2003;

13. The Company's announcement regarding results for the quarter ended March 31, 2003 of Jinhui Shipping and Transportation Limited, dated May 27, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on May 28, 2003; and

14. Form R2, dated January 13, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

H:\DLAI\ADR\19062\0001\26sec.doc

JINHUI

JINHUI Holdings Company Limited

Interim Report

2003

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures for the corresponding period of 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2003

		Six months ended 30 June	
		2003	2002
		(Unaudited)	(Unaudited)
	Note	***HK$'000***	*HK$'000*
Turnover	2	**473,017**	374,116
Other operating income		**29,585**	34,957
Voyage related expenses		**(336,335)**	(229,612)
Cost of trading goods sold		**(100,420)**	(89,772)
Staff costs		**(14,957)**	(17,294)
Other operating expenses		**(21,055)**	(25,531)
Other net income (expenses)	3	**11,596**	(62,144)
Depreciation and amortization		**(31,826)**	(33,210)
Profit (Loss) from operations	2	**9,605**	(48,490)
Interest income		**2,968**	3,650
Interest expenses		**(10,713)**	(10,439)
Profit (Loss) before taxation		**1,860**	(55,279)
Taxation	4	**279**	(340)
Profit (Loss) from ordinary activities after taxation		**2,139**	(55,619)
Minority interests		**(3,663)**	25,155
Net loss for the period		**(1,524)**	(30,464)
Basic loss per share *(HK cents)*	5	**(2.90)**	(57.89)

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2003

	Note	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		**1,316,061**	1,387,830
Intangible asset		**126**	134
Interests in associates		**(26)**	(28)
Other investments		**39,054**	40,320
Other non-current assets		**22,592**	26,188
		1,377,807	1,454,444
Current assets			
Inventories		**45,179**	31,107
Short-term investments		**22,567**	31,376
Trade receivables	6	**80,373**	67,012
Prepayments, deposits and other receivables		**24,667**	26,855
Pledged deposits		**47,768**	30,470
Bank balances and cash		**129,816**	85,974
		350,370	272,794
Current liabilities			
Trade payables	7	**65,175**	57,104
Accrued charges and other payables		**84,778**	82,966
Taxation		**167**	465
Secured bank loans		**62,532**	62,538
Secured bank overdrafts		**59,104**	37,107
		271,756	240,180
Net current assets		**78,614**	32,614
Total assets less current liabilities		**1,456,421**	1,487,058
Non-current liabilities			
Secured bank loans		**657,457**	690,665
Minority interests		**353,461**	349,218
Net assets		**445,503**	447,175
CAPITAL AND RESERVES			
Issued capital		**52,624**	52,624
Reserves		**392,879**	394,551
Shareholders' funds		**445,503**	447,175

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003

	Issued capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Capital reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Accu-mulated (losses) profits (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
At 1 January 2003	52,624	288,733	139,656	2,023	(35,861)	447,175
Exchange reserve arising on consolidation	–	–	(1)	–	–	(1)
Release on disposal of subsidiaries	–	–	(147)	–	–	(147)
Net losses not recognized in the income statement	–	–	(148)	–	–	(148)
Net loss for the period	–	–	–	–	(1,524)	(1,524)
At 30 June 2003	**52,624**	**288,733**	**139,508**	**2,023**	**(37,385)**	**445,503**
At 1 January 2002	52,624	288,733	139,652	2,023	26,478	509,510
Exchange reserve arising on consolidation and not recognized in the income statement	–	–	3	–	–	3
Net loss for the period	–	–	–	–	(30,464)	(30,464)
At 30 June 2002	52,624	288,733	139,655	2,023	(3,986)	479,049

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2003

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from (used in) operating activities	**17,176**	(24,598)
Net cash generated from (used in) investing activities	**53,218**	(259,626)
Net cash (used in) generated from financing activities	**(48,549)**	153,551
Net increase (decrease) in cash and cash equivalents	**21,845**	(130,673)
Cash and cash equivalents at 1 January	**48,867**	160,107
Cash and cash equivalents at 30 June	**70,712**	29,434
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**129,816**	70,025
Secured bank overdrafts	**(59,104)**	(40,591)
	70,712	29,434

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The consolidated interim results of the Group for the six months ended 30 June 2003 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

These interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the HKSA and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). They should be read in conjunction with the annual financial statements and notes thereto included in the annual report of the Group for the year ended 31 December 2002.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002 except that the Group has adopted the revised SSAP 12 "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003. The effect of such changes to the results for the period are not material and details of the changes in the accounting policies will be given in the 2003 annual financial statements.

2. Segmental information

An analysis of the Group's turnover and profit (loss) from operations by principal activities is as follows:

	Turnover		Profit (Loss) from operations	
	Six months ended 30 June		Six months ended 30 June	
	2003	2002	**2003**	2002
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Chartering freight and hire	**362,709**	267,333	**(970)**	12,030
Trading	**110,308**	104,797	**(270)**	2,004
Investments in China	**–**	1,986	**737**	635
Other operations	**–**	–	**10,108**	(63,159)
	473,017	374,116	**9,605**	(48,490)

The Group's chartering freight and hire business is carried out internationally and cannot be attributable to any particular geographical location. During the period, about 90% (six months ended 30 June 2002: 95%) of the Group's turnover from trading operations was carried out in Hong Kong and the balance was mainly carried out in Mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both periods.

3. **Other net income (expenses)**

Other net expenses for the preceding period ended 30 June 2002 included a provision for a claim receivable of HK$30,200,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

4. **Taxation**

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
The Group		
Hong Kong Profits Tax		
Current period	**–**	(342)
Over-provision in respect of prior periods	**279**	2
	279	(340)

Hong Kong Profits Tax has not been provided as the Group has no assessable profit for the period. Hong Kong Profits Tax has been provided at the rate of 16% on the estimated assessable profits for the period ended 30 June 2002. In the opinion of the directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other jurisdictions in which the Group operates.

5. **Loss per share**

The calculation of basic loss per share for the period is based on the net loss for the period of HK$1,524,000 (six months ended 30 June 2002: HK$30,464,000) and the weighted average number of 52,624,248 (six months ended 30 June 2002: 52,624,248) ordinary shares in issue during the period. The weighted average number of ordinary shares outstanding for both periods presented have been adjusted for the consolidation of shares effective on 2 June 2003.

Diluted loss per share is not presented as there is no potential ordinary share in issue during both periods.

6. Trade receivables

The credit terms given to charterers vary from 15 to 60 days according to the types of vessel's employment. The credit terms given to trading customers vary based on the financial assessments and payment track records. Credit limits are set for all customers and are revised only with the approval of senior management. General credit terms are payments by the end of 60 to 120 days following the month in which sales took place.

The aging analysis of trade receivables (net of provision for doubtful debts) is as follows:

	30 June 2003 (Unaudited) ***HK$'000***	31 December 2002 (Audited) *HK$'000*
0 – 90 days	**60,137**	41,640
91 – 180 days	**15,680**	22,102
181 – 365 days	**2,901**	2,484
Over 365 days	**1,655**	786
	80,373	67,012

7. Trade payables

The aging analysis of trade payables is as follows:

	30 June 2003 (Unaudited) ***HK$'000***	31 December 2002 (Audited) *HK$'000*
0 – 90 days	**56,385**	45,623
91 – 180 days	**463**	711
181 – 365 days	**1,356**	740
Over 365 days	**6,971**	10,030
	65,175	57,104

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period (six months ended 30 June 2002: Nil).

BUSINESS REVIEW

Turnover for the six months ended 30 June 2003 was HK$473,017,000, representing an increase of 26% as compared to that of last corresponding period. Net loss for the period amounted to HK$1,524,000 whereas a loss of HK$30,464,000 was made for the last corresponding period. Basic loss per share was HK2.90 cents for the period as against basic loss per share of HK57.89 cents for the last corresponding period.

The dry bulk market was rather strong and the freight rates remained firm during the first half of 2003 due to strong demand. The Baltic Dry Index increased by 387 points to close at 2,125 over the past six months, an unprecedented level during recent years. However, the prolonged rise in operating costs such as fuel costs and maintenance expenses greatly affected the shipping industry and the Group's committed tonnages were yet to be unwound. The shipping turnover was HK$362,709,000 for the period, representing an increase of 36% as compared to that of the last corresponding period. The Group's shipping operations recorded a loss of HK$970,000 for the period; whereas an operating profit of HK$12,030,000 was reported for last corresponding period.

During January 2003, the disposal of a 1985 built motor vessel was completed in accordance with an agreement entered into by the Group in October 2002. As at 30 June 2003, the Group owned ten motor vessels with total deadweight of around 517,000 metric tons. Meanwhile, the Group remains its strategy of expanding a fleet of well-equipped and modernized vessels. On 30 June 2003, the Group entered into a contract to acquire a deadweight 76,300 metric tons motor vessel, which will be delivered on or before 20 December 2005, for a consideration of US$21,970,000 (equivalent to HK$171,366,000). Subsequent to the period, the Group entered into another contract on 12 August 2003 to acquire a deadweight 55,300 metric tons motor vessel, which will be delivered on or before 31 July 2007, for a consideration of US$19,250,000 (equivalent to HK$150,150,000).

The turnover for the Group's trading of chemical and industrial products was HK$110,308,000, representing an increase of 5% as compared to that of last corresponding period. Affected by the increasing number of competitors and the outbreak of Severe Acute Respiratory Syndrome ("SARS"), despite a slight increase in turnover, the profit margin of the trading activities was reduced and a modest loss of HK$270,000 was reported for the period against a profit of HK$2,004,000 for last corresponding period. The direct investments in China during the period reported a profit of HK$737,000 for the period against a profit of HK$635,000 for last corresponding period.

The Group's other operations recorded an operating profit of HK$10,108,000 which comprised an exchange gain of HK$5,242,000. The loss of HK$63,159,000 for last corresponding period was mainly due to the provision made for a claim receivable of HK$30,200,000 payable by CNMG and the realized and unrealized exchange loss of HK$36,742,000 for the Group's foreign currency exposures in Japanese Yen as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings in previous years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The total of the Group's pledged deposits, bank balances and cash increased to HK$177,584,000 as at 30 June 2003 (31 December 2002: HK$116,444,000). The Group's borrowings decreased to HK$779,093,000 as at 30 June 2003 (31 December 2002: HK$790,310,000), of which 16%, 8%, 24% and 52% are repayable respectively within one year, one to two years, two to five years and over five years. The gearing ratio, as calculated on the basis of total borrowings over shareholders' funds, decreased to 175% (31 December 2002: 177%). All the borrowings were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. The Group has from time to time closely monitored the foreign currency exposures so as to balance the exchange rate risk associated with the fluctuation in Japanese Yen and possible interest saving from Japanese Yen borrowings. Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 30 June 2003, the Group's fixed assets of HK$1,134,776,000 (31 December 2002: HK$1,154,813,000), short-term investments of HK$13,385,000 (31 December 2002: HK$21,399,000), deposits of HK$47,768,000 (31 December 2002: HK$30,470,000) and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

There was no material capital expenditure for the six months ended 30 June 2003. Out of the Group's capital expenditures totalling HK$272,530,000 for the six months ended 30 June 2002, approximately HK$272,202,000 was spent on the constructions of the Group's owned vessels.

As at 30 June 2003, the Group had capital expenditure commitments relating to the newbuilding of one motor vessel at the purchase price of HK$171,366,000 wholly contracted but not provided for. The Group had no material capital commitment at year ended 31 December 2002.

Contingent liabilities

As at 30 June 2003, the Group had no material contingent liability not yet provided for. As at 31 December 2002, except for certain guarantees amounting to HK$293,000 granted by the Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no other contingent liability.

SHARE CONSOLIDATION

At the annual general meeting of the Company held on 30 May 2003, the resolutions regarding the consolidation of every 10 issued and unissued shares of HK$0.10 each in the capital of the Company into 1 consolidated share of HK$1.00 each ("Share Consolidation") were approved by the shareholders of the Company. Since 2 June 2003, the effective date of the Share Consolidation, the authorized share capital of the Company has become HK$100 million divided into 100 million shares of HK$1.00 each, of which 52,624,248 shares were issued and fully paid.

EMPLOYEES

As at 30 June 2003, the Group had approximately 110 full-time employees and 260 crew (31 December 2002: 140 full-time employees and 289 crew). The Group remunerated its employees in accordance with their performances, experiences and prevailing market practices and provided them with usual fringe benefits.

OUTLOOK

In general, there is modest growth in the world economy with increasing positive signs. Looking ahead, the freight rates are expected to be firm in the coming months. Given the apparent control over SARS and the possible rebound of Hong Kong economy, we expect that there should be improvement in the Group's trading business for the rest of 2003. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

As at 30 June 2003, the directors of the Company had the following interests and long positions in shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited

(the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

Name	Type of interests	No. of shares in the Company	No. of shares in Jinhui Shipping and Transportation Limited
Ng Siu Fai	Interests other than personal, family and corporation	*Note*	*Note*
Ng Kam Wah Thomas	Interests other than personal, family and corporation	*Note*	*Note*
Ng Ki Hung Frankie	Interests other than personal, family and corporation	*Note*	*Note*
So Wing Hung Peter	Family interests	250,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited which is the legal and beneficial owner of 30,385,628 shares of the Company and 494,049 shares of Jinhui Shipping and Transportation Limited as at 30 June 2003. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline Consultants Limited.

Save as disclosed above, as at 30 June 2003, none of the directors, chief executive or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which is required to be recorded and kept in the register in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor chief executive of the Company or any of their spouses or children under the age of 18 had any interest in, or had been granted, any right to subscribe for the shares in or debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, in accordance with the register kept under Section 336 of the SFO, the following person (other than the directors or chief executive of the Company) had interests representing 5% or more of the issued share capital of the Company:

Name of shareholder	No. of shares in the Company
Fairline Consultants Limited	30,385,628

Save as disclosed herein, as at 30 June 2003, the Company has not been notified of any person (other than the directors or chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Apart from the purchase of odd lot shares resulting from Share Consolidation, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2003.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2003.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 11 September 2003

JINHUI

金輝集團有限公司



中期報告

2003

金輝集團有限公司(「本公司」)之董事會公佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合中期業績連同二零零二年同期之比較數字如下：

簡明綜合損益表

截至二零零三年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額	2	**473,017**	374,116
其他經營收入		**29,585**	34,957
航海相關開支		**(336,335)**	(229,612)
商品銷售成本		**(100,420)**	(89,772)
員工成本		**(14,957)**	(17,294)
其他經營開支		**(21,055)**	(25,531)
其他收入(開支)淨額	3	**11,596**	(62,144)
折舊及攤銷		**(31,826)**	(33,210)
經營溢利(虧損)	2	**9,605**	(48,490)
利息收入		**2,968**	3,650
利息開支		**(10,713)**	(10,439)
除稅前溢利(虧損)		**1,860**	(55,279)
稅項	4	**279**	(340)
日常業務之除稅後溢利(虧損)		**2,139**	(55,619)
少數股東權益		**(3,663)**	25,155
本期間虧損淨額		**(1,524)**	(30,464)
每股基本虧損 *(港仙)*	5	**(2.90)**	(57.89)

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
資產及負債			
非流動資產			
固定資產		**1,316,061**	1,387,830
無形資產		**126**	134
佔聯營公司之權益		**(26)**	(28)
其他投資		**39,054**	40,320
其他非流動資產		**22,592**	26,188
		1,377,807	1,454,444
流動資產			
存貨		**45,179**	31,107
短期投資		**22,567**	31,376
應收貿易賬項	6	**80,373**	67,012
預付款項、按金及其他應收賬項		**24,667**	26,855
已抵押存款		**47,768**	30,470
銀行結存及現金		**129,816**	85,974
		350,370	272,794
流動負債			
應付貿易賬項	7	**65,175**	57,104
應計費用及其他應付賬項		**84,778**	82,966
稅項		**167**	465
有抵押銀行貸款		**62,532**	62,538
有抵押銀行透支		**59,104**	37,107
		271,756	240,180
流動資產淨值		**78,614**	32,614
資產總值減流動負債		**1,456,421**	1,487,058
非流動負債			
有抵押銀行貸款		**657,457**	690,665
少數股東權益		**353,461**	349,218
資產淨值		**445,503**	447,175
資本及儲備			
已發行股本		**52,624**	52,624
儲備		**392,879**	394,551
股東權益		**445,503**	447,175

簡明綜合股東權益變動表

截至二零零三年六月三十日止六個月

	已發行股本(未經審核)千港元	股本溢價(未經審核)千港元	資本儲備(未經審核)千港元	資本贖回儲備(未經審核)千港元	累計(虧損)溢利(未經審核)千港元	總額(未經審核)千港元
於二零零三年一月一日	52,624	288,733	139,656	2,023	(35,861)	447,175
綜合賬目而產生之滙兑儲備	–	–	(1)	–	–	(1)
出售附屬公司而撥出	–	–	(147)	–	–	(147)
未於損益表確認之虧損淨額	–	–	(148)	–	–	(148)
本期間虧損淨額	–	–	–	–	(1,524)	(1,524)
於二零零三年六月三十日	**52,624**	**288,733**	**139,508**	**2,023**	**(37,385)**	**445,503**
於二零零二年一月一日	52,624	288,733	139,652	2,023	26,478	509,510
綜合賬目而產生及未於損益表確認之滙兑儲備	–	–	3	–	–	3
本期間虧損淨額	–	–	–	–	(30,464)	(30,464)
於二零零二年六月三十日	52,624	288,733	139,655	2,023	(3,986)	479,049

簡明綜合現金流量表

截至二零零三年六月三十日止六個月

	截至六月三十日止六個月	
	二零零三年（未經審核）*千港元*	二零零二年（未經審核）*千港元*
經營業務所得（所用）之現金淨額	**17,176**	(24,598)
投資活動所得（所用）之現金淨額	**53,218**	(259,626)
融資活動（所用）所得之現金淨額	**(48,549)**	153,551
現金及現金等值項目之增加（減少）淨額	**21,845**	(130,673)
一月一日結存之現金及現金等值項目	**48,867**	160,107
六月三十日結存之現金及現金等值項目	**70,712**	29,434
現金及現金等值項目結存之分析		
銀行結存及現金	**129,816**	70,025
有抵押銀行透支	**(59,104)**	(40,591)
	70,712	29,434

中期財務報表附註

1. 編製基準及會計政策

本集團截至二零零三年六月三十日止六個月之綜合中期業績已由本集團核數師摩斯倫會計師事務所根據香港會計師公會頒佈之核數準則第700號《中期財務報告的審閱》進行審閱。核數師已發出一項毋須修訂之審閱結論。

中期財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號《中期財務報告》及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露規定而編製，並須與本集團截至二零零二年十二月三十一日止年度之年報所載之全年財務報表及有關附註一併參閱。

除本集團採用香港會計師公會頒佈並適用於二零零三年一月一日或以後會計期間之經修訂會計實務準則第12號《所得税》外，本集團編製截至二零零三年六月三十日止六個月之簡明中期財務報表時所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度全年財務報表所採用者一致。本期間內出現之該等變動對本期業績並無重大影響，而該會計政策之變動詳情將載於二零零三年全年財務報表內。

2. 分部資料

本集團之營業額及經營溢利(虧損)按主要業務分析如下：

	營業額 截至六月三十日止六個月		經營溢利(虧損) 截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元	**二零零三年 (未經審核) 千港元**	二零零二年 (未經審核) 千港元
運費及船租	**362,709**	267,333	**(970)**	12,030
貿易	**110,308**	104,797	**(270)**	2,004
在中國之投資	**–**	1,986	**737**	635
其他業務	**–**	–	**10,108**	(63,159)
	473,017	374,116	**9,605**	(48,490)

本集團之運費及船租業務遍佈全球，故不能歸納於任何特定之地域。期內，本集團貿易業務之營業額約90%(截至二零零二年六月三十日止六個月：95%)源自香港，其餘則主要源自中國內地。於上述兩段期間內，本集團之其他業務包括物業投資、外滙交易及短期投資則主要位於香港。

3. **其他收入(開支)淨額**

於去年截至二零零二年六月三十日止期間之其他開支淨額包括因香港高等法院於二零零二年五月八日頒令中國有色金屬(香港)集團有限公司(「有色金屬集團」)清盤，本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備。

4. **稅項**

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	*千港元*
本集團		
香港利得稅		
本期間	**–**	(342)
以往期間之超額撥備	**279**	2
	279	(340)

由於本集團於本期間內並無應課稅溢利，因此並無作出香港利得稅撥備。截至二零零二年六月三十日止期間，香港利得稅乃根據期內之估計應課稅溢利按16%之稅率提撥準備。董事認為，本集團大部份收入並非來自或源自香港，故毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

5. **每股虧損**

期內之每股基本虧損乃根據期內虧損淨額1,524,000港元(截至二零零二年六月三十日止六個月：30,464,000港元)及期內已發行之普通股加權平均數52,624,248(截至二零零二年六月三十日止六個月：52,624,248)股計算。上述兩段期間之普通股加權平均數均已就二零零三年六月二日起生效之股份合併作出調整。

由於上述兩段期間均無發行任何潛在普通股，故並無呈列每股攤薄虧損。

6. **應收貿易賬項**

本集團給予租船人之信貸期由15至60日不等，視乎不同種類之船舶而定。給予貿易客戶之信貸期則視乎客戶之財務評級及付款紀錄而定。所有客戶均設有信貸限額，並僅在高級管理層批准後方可修訂。一般信貸期為銷售發生當月後60至120日內付款。

應收貿易賬項(已扣除呆壞賬撥備)之賬齡分析如下：

	二零零三年六月三十日(未經審核) *千港元*	二零零二年十二月三十一日(經審核) *千港元*
0－90日	**60,137**	41,640
91－180日	**15,680**	22,102
181－365日	**2,901**	2,484
365日以上	**1,655**	786
	80,373	67,012

7. **應付貿易賬項**

應付貿易賬項之賬齡分析如下：

	二零零三年六月三十日(未經審核) *千港元*	二零零二年十二月三十一日(經審核) *千港元*
0－90日	**56,385**	45,623
91－180日	**463**	711
181－365日	**1,356**	740
365日以上	**6,971**	10,030
	65,175	57,104

中期股息

董事會經決議就本期間不建議派發任何中期股息(截至二零零二年六月三十日止六個月：無)。

業務回顧

截至二零零三年六月三十日止六個月之營業額為473,017,000港元，較去年同期上升26%。本期間之虧損淨額為1,524,000港元，而去年同期之虧損則為30,464,000港元。本期間之每股基本虧損為2.90港仙，而去年同期之每股基本虧損則為57.89港仙。

由於需求殷切，散裝乾貨市場於二零零三年上半年表現較穩健而運費亦企穩。波羅的海航運指數於過去六個月上升387點，及至期末時達至近年罕見之2,125點。然而燃料費及保養費等營運成本持續上升，大大影響航運業之表現，而本集團亦須承擔未完成之租船經營合約。期內航運業務之營業額為362,709,000港元，較去年同期上升36%。本集團之航運業務於期內錄得虧損970,000港元；而去年同期之經營溢利則為12,030,000港元。

於二零零三年一月，本集團已根據於二零零二年十月訂立之協議，完成出售一艘於一九八五年建成之機動船舶。於二零零三年六月三十日，本集團擁有十艘機動船舶，總載重量約為517,000公噸。本集團同時亦繼續落實其擴充設備完善和現代化船隊之計劃。於二零零三年六月三十日，本集團訂約以21,970,000美元(相等於171,366,000港元)代價收購一艘載重量為76,300公噸，並將於二零零五年十二月二十日或之前交付之機動船舶。繼後，本集團於二零零三年八月十二日訂立另一份合同，以19,250,000美元(相等於150,150,000港元)代價收購一艘載重量為55,300公噸，並將於二零零七年七月三十一日或之前交付之機動船舶。

本集團化工及工業產品貿易業務之營業額為110,308,000港元，較去年同期上升5%。雖然營業額有輕微上升，但受到競爭者湧現及嚴重急性呼吸系統綜合症爆發所影響，貿易業務之利潤率因而下降並於期內錄得適度虧損270,000港元，去年同期則錄得溢利2,004,000港元。期內於中國之直接投資錄得溢利737,000港元，而去年同期則錄得溢利635,000港元。

本集團之其他業務錄得經營溢利10,108,000港元，包括滙兑收益5,242,000港元。去年同期錄得虧損63,159,000港元，其主因為本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備，以及受到日圓在預期外大幅度回升及美元疲弱所影響，本集團在日圓之外幣風險中錄得已變現及未變現滙兑虧損36,742,000港元。本集團之日圓外幣風險主要來自為支付過往年度所交付之新造船舶而借取之日圓款項。

財務回顧

流動資金、財務資源及資本架構

於二零零三年六月三十日，本集團之已抵押存款、銀行結存及現金增至177,584,000港元(二零零二年十二月三十一日：116,444,000港元)。本集團於二零零三年六月三十日之借貸減至779,093,000港元(二零零二年十二月三十一日：790,310,000港元)，其中16%、8%、24%及52%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。以總借貸除以股東權益計算之資本負債比率下降至175%(二零零二年十二月三十一日：177%)。所有借貸均按浮動利率計算利息，並主要以美元及日圓結算。本集團不時緊密監控外滙風險，務求從日圓波動所帶來之滙兑風險及以日圓貸款可節省之利息，兩者之間取得平衡。本集團會配合市況於有需要時考慮採用恰當之外滙及息率對沖工具，減低本集團之外幣滙兑風險。

資產抵押

於二零零三年六月三十日，本集團之固定資產1,134,776,000港元(二零零二年十二月三十一日：1,154,813,000港元)、短期投資13,385,000港元(二零零二年十二月三十一日：21,399,000港元)、存款47,768,000港元(二零零二年十二月三十一日：30,470,000港元)及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團信貸之擔保。

資本支出及承擔

截至二零零三年六月三十日止六個月並無重大資本支出。本集團截至二零零二年六月三十日止六個月之資本支出總額為272,530,000港元，其中約272,202,000港元用於建造本集團之自置船舶。

於二零零三年六月三十日，本集團就一艘新造機動船舶作出已全數訂約但未撥備之資本支出承擔。該船舶之購買價為171,366,000港元。本集團於截至二零零二年十二月三十一日止年度並無重大資本支出承擔。

或然負債

於二零零三年六月三十日，本集團並無未撥備之重大或然負債。於二零零二年十二月三十一日，除本公司之附屬公司於日常業務中向第三者提供為數293,000港元之若干擔保外，本集團並無任何其他或然負債。

股份合併

於二零零三年五月三十日舉行之本公司股東週年大會上，有關本公司股本中每10股每股面值0.10港元之已發行及未發行股份合併為1股每股面值1.00港元之合併股份(「股份合併」)之決議案已獲本公司股東批准。自二零零三年六月二日(股份合併生效日期)起，本公司之法定股本變為100,000,000港元分為100,000,000股每股面值1.00港元之股份，當中52,624,248股股份為已發行及繳足。

僱員

於二零零三年六月三十日，本集團約有110名全職僱員及260名船員(二零零二年十二月三十一日：140名全職僱員及289名船員)。本集團會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬並提供一般之額外福利。

展望

整體而言，全球經濟錄得溫和增長，利好消息不斷呈現。展望將來，預期未來數月之運費可以企穩。由於嚴重急性呼吸系統綜合症明顯地受到控制以及香港經濟將有可能反彈，本集團預期，二零零三年下半年之貿易業務應有改善。本集團在集中發展核心航運業務之同時，亦會繼續致力提升效率，削減營運成本，並時刻留意市況變動，以制定合宜之業務及投資策略。

董事及行政總裁之股份權益及購入股份之權利

於二零零三年六月三十日，本公司董事持有本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)之股份，而須記錄於根據證券及期貨條例第352條須

予備存之登記冊，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須通知本公司及香港聯合交易所有限公司(「聯交所」)之權益及好倉如下：

姓名	權益類別	本公司股份數目	Jinhui Shipping and Transportation Limited股份數目
吳少輝	個人、家族及公司以外之權益	*附註*	*附註*
吳錦華	個人、家族及公司以外之權益	*附註*	*附註*
吳其鴻	個人、家族及公司以外之權益	*附註*	*附註*
蘇永雄	家族權益	250,000	15,000

附註： Lorimer Limited(以一九九一年吳興波信託之受託人身份)為Fairline Consultants Limited全部已發行股本之合法擁有法人，而Fairline Consultants Limited則為30,385,628股本公司股份及494,049股Jinhui Shipping and Transportation Limited股份之合法及實益擁有法人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳氏家族成員。吳少輝先生及吳錦華先生均為Fairline Consultants Limited之董事。

除上文所披露者外，於二零零三年六月三十日，各董事、行政總裁或彼等之聯繫人士概無持有本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉，而須根據證券及期貨條例第352條記錄及備存於登記冊，或須根據標準守則通知本公司及聯交所。

除上文所披露者外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或行政總裁可藉收購本公司或任何其他法人團體之股份或債券而獲益；而各董事或行政總裁或彼等各自之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其聯繫公司(定義見證券及期貨條例第XV部)股份或債券之權益或權利，亦無於期內行使任何該等權利。

主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條規定須予備存之登記冊所載，下列股東(並非本公司董事或行政總裁)持有本公司已發行股本5%或以上之權益：

股東名稱	持有本公司股份數目
Fairline Consultants Limited	30,385,628

除本文所披露者外，根據證券及期貨條例第336條規定須予備存之登記冊所載，於二零零三年六月三十日，本公司並無接獲任何人士(並非本公司董事或行政總裁)持有本公司股份及相關股份之權益或淡倉之通知。

購買、出售或贖回本公司上市證券

除因股份合併而購回之零碎股份外，截至二零零三年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會已與管理層檢討本集團所採用之會計原則及慣例，並討論有關核數、內部監控及財務申報之事宜，包括審閱截至二零零三年六月三十日止六個月之未經審核簡明綜合中期財務報表。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，本公司並無任何董事知悉任何資料足以合理顯示本公司現時或曾於截至二零零三年六月三十日止六個月內任何時間，未有遵守上市規則附錄14所載之最佳應用守則之規定。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年九月十一日

The Standard

15 - 9 - 2003

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures for the corresponding period of 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	*Six months ended 30 June* 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Turnover	2	473,017	374,116
Other operating income		29,585	34,957
Voyage related expenses		(336,335)	(229,612)
Cost of trading goods sold		(100,420)	(89,772)
Staff costs		(14,957)	(17,294)
Other operating expenses		(21,055)	(25,531)
Other net income (expenses)	3	11,596	(62,144)
Depreciation and amortization		(31,826)	(33,210)
Profit (Loss) from operations	2	9,605	(48,490)
Interest income		2,968	3,650
Interest expenses		(10,713)	(10,439)
Profit (Loss) before taxation		1,860	(55,279)
Taxation	4	279	(340)
Profit (Loss) from ordinary activities after taxation		2,139	(55,619)
Minority interests		(3,663)	25,155
Net loss for the period		(1,524)	(30,464)
Basic loss per share *(HK cents)*	5	(2.90)	(57.89)

Notes:

1. **Basis of preparation and accounting policies**

The consolidated interim results of the Group for the six months ended 30 June 2003 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). *An unmodified review conclusion has been issued by the auditors.*

The accounting policies and methods of computation used by the Group for the six months ended 30 June 2003 are consistent with those used in the annual financial statements for the year ended 31 December 2002 except that the Group has adopted the revised Statement of Standard Accounting Practice 12 "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003. The effect of such changes to the results for the period are not material and details of the changes in the accounting policies will be given in the 2003 annual financial statements.

2. **Segmental information**

An analysis of the Group's turnover and profit (loss) from operations by principal activities is as follows:

	Turnover *Six months ended 30 June* 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*	Profit (Loss) from operations *Six months ended 30 June* 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Chartering freight and hire	362,709	267,333	(970)	12,030
Trading	110,308	104,797	(270)	2,004
Investments in China	–	1,986	737	635
Other operations	–	–	10,108	(63,159)
	473,017	374,116	9,605	(48,490)

The Group's chartering freight and hire business is carried out internationally and cannot be attributable to any particular geographical location. During the period, about 90% (six months ended 30 June 2002: 95%) of the Group's turnover from trading operations was carried out in Hong Kong and the balance was mainly carried out in Mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both periods.

3. **Other net income (expenses)**

Other net expenses for the preceding period ended 30 June 2002 included a provision for a claim receivable of HK$30,200,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

4. **Taxation**

	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
The Company and its subsidiaries		
Hong Kong Profits Tax		
Current period	–	(342)
Over-provision in respect of prior periods	279	2
	279	(340)

Hong Kong Profits Tax has not been provided as the Group has no assessable profit for the period. Hong *Kong Profits Tax has been provided at the rate of 16% on the estimated assessable profits for period ended* 30 June 2002. In the opinion of the directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not *subject to taxation in any other jurisdictions in which the Group operates.*

5. **Loss per share**

The calculation of basic loss per share for the period is based on the net loss for the period of HK$1,524,000 (six months ended 30 June 2002: HK$30,464,000) and the weighted average number of 52,624,248 (six months ended 30 June 2002: 52,624,248) ordinary shares in issue during the period. The *weighted average number of ordinary shares outstanding for both periods presented have been adjusted for* the consolidation of shares effective on 2 June 2003.

Diluted loss per share is not presented as there is no potential ordinary share in issue during both periods.

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period (six months ended 30 June 2002: Nil).

BUSINESS REVIEW

Turnover for the six months ended 30 June 2003 was HK$473,017,000, representing an increase of 26% as compared to that of last corresponding period. Net loss for the period amounted to HK$1,524,000 whereas a loss of HK$30,464,000 was made for the last corresponding period. Basic loss per share was HK2.90 cents for the period as against basic loss per share of HK57.89 *cents for the last corresponding period.*

The dry bulk market was rather strong and the freight rates remained firm during the first half of 2003 due to *strong demand. The Baltic Dry Index increased by 387 points to close at 2,125 over* the past six months, an unprecedented level during recent years. However, the prolonged rise in operating costs such as fuel costs and maintenance expenses greatly affected the shipping industry and the Group's committed tonnages were yet to be unwound. The shipping turnover was HK$362,709,000 for the period, representing an increase of 36% as compared to that of the last corresponding period. The Group's shipping operations recorded a loss of HK$970,000 for the period; whereas an operating profit of HK$12,030,000 was reported for last corresponding period.

During January 2003, the disposal of a 1985 built motor vessel was completed in accordance with an agreement entered into by the Group in October 2002. As at 30 June 2003, the Group owned ten motor vessels with total deadweight of around 517,000 metric tons. Meanwhile, the Group *remains its strategy of expanding a fleet of well-equipped and modernized vessels.* On 30 June 2003, the Group entered into a contract to acquire a deadweight 76,300 metric tons motor vessel, which will be delivered on or before 20 December 2005, for a consideration of US$21,970,000 (equivalent to HK$171,366,000). Subsequent to the period, the Group entered into another contract on 12 August 2003 to acquire a deadweight 55,300 metric tons motor vessel, which will be delivered on or before 31 July 2007, for a consideration of US$19,250,000 (equivalent to HK$150,150,000).

The turnover for the Group's trading of chemical and industrial products was HK$110,308,000, representing an increase of 5% as compared to that of last corresponding period. Affected by the increasing number of competitors and the outbreak of Severe Acute Respiratory Syndrome ("SARS"), despite a slight increase in turnover, the profit margin of the trading activities was reduced and a modest loss of HK$270,000 was reported for the period against a profit of HK$2,004,000 for last corresponding period. The direct investments in China during the period reported a profit of HK$737,000 for the period against a profit of HK$635,000 for last corresponding period.

The Group's other operations recorded an operating profit of HK$10,108,000 which comprised an exchange gain of HK$5,242,000. The loss of HK$63,159,000 for last corresponding period was mainly due to the provision made for a claim receivable of HK$30,200,000 payable by CNMG *and the realized and unrealized exchange loss of HK$36,742,000 for the Group's foreign currency* exposures in Japanese Yen as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings in previous years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The total of the Group's pledged deposits, bank balances and cash increased to HK$177,584,000 as at 30 June 2003 (31 December 2002: HK$116,444,000). The Group's borrowings decreased to HK$779,093,000 as at 30 June 2003 (31 December 2002: HK$790,310,000), of which 16%, 8%, 24% and 52% are repayable respectively within one year, one to two years, two to five years and *over five years. The gearing ratio, as calculated on the basis of total borrowings over* shareholders' funds, decreased to 175% (31 December 2002: 177%). All the borrowings were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. The Group has from time to time closely monitored the foreign currency exposures so as to balance the exchange rate risk associated with the fluctuation in Japanese Yen and *possible interest saving from Japanese Yen borrowings. Should market conditions require, the* Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 30 June 2003, *the Group's fixed assets of* HK$1,134,776,000 (31 December 2002: HK$1,154,813,000), short-term investments of HK$13,385,000 (31 December 2002: HK$21,399,000), deposits of HK$47,768,000 (31 December 2002: HK$30,470,000) and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

There was no material capital expenditure for the six months ended 30 June 2003. Out of the Group's capital expenditures totalling HK$272,530,000 for the six months ended 30 June 2002, approximately HK$272,202,000 was spent on the constructions of the Group's owned vessels.

As at 30 June 2003, the Group had capital expenditure commitments relating to the newbuilding of one motor vessel at the purchase price of HK$171,366,000 wholly contracted but not provided *for. The Group had no material capital commitment at year ended 31 December 2002.*

Contingent liabilities

As at 30 June 2003, the Group had no material contingent liability not yet provided for. As at 31 December 2002, except for certain guarantees amounting to HK$293,000 granted by the *Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no* other contingent liability.

SHARE CONSOLIDATION

At the annual general meeting of the Company held on 30 May 2003, the resolutions regarding the consolidation of every 10 issued and unissued shares of HK$0.10 each in the capital of the Company into 1 consolidated share of HK$1.00 each ("Share Consolidation") were approved by the shareholders of the Company. Since 2 June 2003, the effective date of the Share Consolidation, the authorized share capital of the Company has become HK$100 million divided into 100 million shares of HK$1.00 each, of which 52,624,248 shares were issued and fully paid.

EMPLOYEES

As at 30 June 2003, the Group had approximately 110 full-time employees and 260 crew (31 December 2002: 140 full-time employees and 289 crew). The Group remunerated its employees in accordance with their performances, experiences and prevailing market practices and provided *them with usual fringe benefits.*

OUTLOOK

In general, there is modest growth in the world economy with increasing positive signs. Looking ahead, the freight rates are expected to be firm in the coming months. Given the apparent control over SARS and the possible rebound of Hong Kong economy, we expect that there should be improvement in the Group's trading business for the rest of 2003. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Apart from the purchase of odd lot shares resulting from Share Consolidation, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2003.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2003.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed announcement of interim results for the six months ended 30 June 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be released on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 11 September 2003

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

截至二零零三年六月三十日止六個月中期業績

金輝集團有限公司(「本公司」)之董事會公佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合中期業績連同二零零二年同期之比較數字如下：

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額	2	473,017	374,116
其他經營收入		29,585	34,957
航海相關開支		(336,335)	(229,612)
商品銷售成本		(100,420)	(89,772)
員工成本		(14,957)	(17,294)
其他經營開支		(21,055)	(25,531)
其他收入(開支)淨額	3	11,596	(62,144)
折舊及攤銷		(31,826)	(33,210)
經營溢利(虧損)	2	9,605	(48,490)
利息收入		2,968	3,650
利息開支		(10,713)	(10,439)
除稅前溢利(虧損)		1,860	(55,279)
稅項	4	279	(340)
日常業務之除稅後溢利(虧損)		2,139	(55,619)
少數股東權益		(3,663)	25,155
本期間虧損淨額		(1,524)	(30,464)
每股基本虧損 *(港仙)*	5	(2.90)	(57.89)

附註：

1. **編製基準及會計政策**

本集團截至二零零三年六月三十日止六個月之綜合中期業績已由本集團核數師羅斯倫會計師事務所根據香港會計師公會頒佈之核數準則第700號《中期財務報告的審閱》進行審閱。核數師已發出一項毋須修訂之審閱結論。

除本集團採用香港會計師公會頒佈並適用於二零零三年一月一日或以後會計期間之經修訂會計實務準則第12號《所得稅》外，本集團編製截至二零零三年六月三十日止六個月之簡明中期財務報表時所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度全年財務報表所採用者一致。本期間內出現之該等變動對本期業績並無重大影響，而該會計政策之變動詳情將載於二零零三年全年財務報表內。

2. **分部資料**

本集團之營業額及經營溢利(虧損)按主要業務分析如下：

	營業額 截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元	經營溢利(虧損) 截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
運費及船租	362,709	267,333	(970)	12,030
貿易	110,308	104,797	(270)	2,004
在中國之投資	-	1,986	737	635
其他業務	-	-	10,108	(63,159)
	473,017	374,116	9,605	(48,490)

本集團之運費及船租業務遍佈全球，故不能歸納於任何特定之地域。期內，本集團貿易業務之營業額約90%(截至二零零二年六月三十日止六個月：95%)源自香港，其餘則主要源自中國內地。於上述兩段期間內，本集團之其他業務包括物業投資、外匯交易及短期投資則主要位於香港。

3. **其他收入(開支)淨額**

於去年截至二零零二年六月三十日止期間之其他開支淨額包括因香港高等法院於二零零二年五月八日頒令中國有色金屬(香港)集團有限公司(「有色金屬集團」)清盤，本集團就有色金屬集團所欠之應收款項30,200,000港元作出撥備。

4. **稅項**

	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
本公司及其附屬公司		
香港利得稅		
本期間	-	(342)
以往期間之超額撥備	279	2
	279	(340)

由於本集團於本期間內並無應課稅溢利，因此並無作出香港利得稅撥備。截至二零零二年六月三十日止期間，香港利得稅乃根據期內之估計應課稅溢利按16%之稅率提撥準備。董事認為，本集團大部份收入並非來自或源自香港，故毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

5. **每股虧損**

期內之每股基本虧損乃根據期內虧損淨額1,524,000港元(截至二零零二年六月三十日止六個月：30,464,000港元)及期內已發行之普通股加權平均數52,624,248(截至二零零二年六月三十日止六個月：52,624,248)股計算。上述兩段期間之普通股加權平均數均已就二零零三年六月二日起生效之股份合併作出調整。

由於上述兩段期間均無發行任何潛在普通股，故並無呈列每股攤薄虧損。

中期股息

董事會經決議就本期間不建議派發任何中期股息(截至二零零二年六月三十日止六個月：無)。

業務回顧

截至二零零三年六月三十日止六個月之營業額為473,017,000港元，較去年同期上升26%。本期間之虧損淨額為1,524,000港元，而去年同期之虧損則為30,464,000港元。本期間之每股基本虧損為2.90港仙，而去年同期之每股基本虧損則為57.89港仙。

由於需求殷切，散裝乾貨市場於二零零三年上半年表現較穩健而運費亦企穩。波羅的海航運指數於過去六個月上升387點，及至期末時達至近年罕見之2,125點。然而燃料費及保養費等營運成本持

於二零零三年一月，本集團已根據於二零零二年十月訂立之協議，完成出售一艘於一九八五年建成之機動船舶。於二零零三年六月三十日，本集團擁有十艘機動船舶，總載重量約為517,000公噸。本集團同時亦繼續落實其擴充設備完善和現代化船隊之計劃。於二零零三年六月三十日，本集團訂約以21,970,000美元(相等於171,366,000港元)代價收購一艘載重量為76,300公噸，並將於二零零五年十二月二十日或之前交付之機動船舶。繼後，本集團於二零零三年八月十二日訂立另一份合同，以19,250,000美元(相等於150,150,000港元)代價收購一艘載重量為55,300公噸，並將於二零零七年七月三十一日或之前交付之機動船舶。

本集團化工及工業產品貿易業務之營業額為110,308,000港元，較去年同期上升5%。雖然營業額有輕微上升，但受到競爭者湧現及嚴重急性呼吸系統綜合症爆發所影響，貿易業務之利潤率因而下降並於期內錄得適度虧損270,000港元，去年同期則錄得溢利2,004,000港元。期內於中國之直接投資錄得溢利737,000港元，而去年同期則錄得溢利635,000港元。

本集團之其他業務錄得經營溢利10,108,000港元，包括滙兌收益5,242,000港元。去年同期錄得虧損63,159,000港元，其主因為本集團就有色金屬集團所欠之應收款項30,200,000港元作出撥備，以及受到日圓在預期外大幅度回升及美元疲弱所影響，本集團在日圓之外幣風險中錄得已變現及未變現滙兌虧損36,742,000港元。本集團之日圓外幣風險主要來自為支付過往年度所交付之新造船舶而借取之日圓款項。

財務回顧

流動資金、財務資源及資本架構

於二零零三年六月三十日，本集團之已抵押存款、銀行結存及現金增至177,584,000港元(二零零二年十二月三十一日：116,444,000港元)。本集團於二零零三年六月三十日之借貸減至779,093,000港元(二零零二年十二月三十一日：790,310,000港元)，其中16%、8%、24%及52%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。以總借貸除以股東權益計算之資本負債比率下降至175%(二零零二年十二月三十一日：177%)。所有借貸均按浮動利率計算利息，並主要以美元及日圓結算。本集團不時緊密監控外滙風險，務求從日圓波動所帶來之滙兌風險及以日圓貸款可節省之利息，兩者之間取得平衡。本集團會配合市況於有需要時考慮採用恰當之外滙及息率對沖工具，減低本集團之外幣滙兌風險。

資產抵押

於二零零三年六月三十日，本集團之固定資產1,134,776,000港元(二零零二年十二月三十一日：1,154,813,000港元)、短期投資13,385,000港元(二零零二年十二月三十一日：21,399,000港元)、存款47,768,000港元(二零零二年十二月三十一日：30,470,000港元)及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團信貸之擔保。

資本支出及承擔

截至二零零三年六月三十日止六個月並無重大資本支出。本集團截至二零零二年六月三十日止六個月之資本支出總額為272,530,000港元，其中約272,202,000港元用於建造本集團之自置船舶。

於二零零三年六月三十日，本集團就一艘新造機動船舶作出已全數訂約但未撥備之資本支出承擔。該船舶之購買價為171,366,000港元。本集團於截至二零零二年十二月三十一日止年度並無重大資本支出承擔。

或然負債

於二零零三年六月三十日，本集團並無未撥備之重大或然負債。於二零零二年十二月三十一日，除本公司之附屬公司於日常業務中向第三者提供為數293,000港元之若干擔保外，本集團並無任何其他或然負債。

股份合併

於二零零三年五月三十日舉行之本公司股東週年大會上，有關本公司股本中每10股每股面值0.10港元之已發行及未發行股份合併為1股每股面值1.00港元之合併股份(「股份合併」)之決議案已獲本公司股東批准。自二零零三年六月二日(股份合併生效日期)起，本公司之法定股本變為100,000,000港元分為100,000,000股每股面值1.00港元之股份，當中52,624,248股股份為已發行及繳足。

僱員

於二零零三年六月三十日，本集團僱用約110名全職僱員及260名船員(二零零二年十二月三十一日：140名全職僱員及289名船員)。本集團會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬並提供一般之額外福利。

展望

整體而言，全球經濟錄得溫和增長，利好消息不斷呈現。展望將來，預期未來數月之運費可以企穩。由於嚴重急性呼吸系統綜合症明顯地受到控制以及香港經濟將有可能反彈，本集團預期，二零零三年下半年之貿易業務應有改善。本集團在集中發展核心航運業務之同時，亦會繼續致力提升效率，削減營運成本，並時刻留意市況變動，以制定合宜之業務及投資策略。

購買、出售或贖回本公司上市證券

除因股份合併而購回之零碎股份外，截至二零零三年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會已與管理層檢討本集團所採用之會計原則及慣例，並討論有關核數、內部監控及財務申報之事宜，包括審閱截至二零零三年六月三十日止六個月之未經審核簡明綜合中期財務報表。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，各董事並不知悉任何資料足以合理顯示本公司現時或曾於截至二零零三年六月三十日止六個月內任何時間違反香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

於聯交所網頁內刊登中期業績

本集團截至二零零三年六月三十日止六個月之詳盡業績公佈將於適當時候刊登於香港聯合交易所有限公司網頁內，其將載有上市規則附錄16第46(1)至46(6)段規定之所有資料。

承董事會命

IMPORTANT

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jinhui Holdings Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

REGARDING THE ACQUISITION OF

A SINGLE SCREW DIESEL PROPELLED BULK CARRIER

29 August 2003

CONTENTS

	Page
Definitions	1
Letter from the Board	3
Appendix – General Information	6

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Acquisition"	the acquisition of the Vessel by Jinyi from the Contractor
"Board"	the board of Directors
"Builder"	Oshima Shipbuilding Co., Ltd., a company incorporated in Japan
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Jinhui Holdings Company Limited, a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Contract"	the contract dated 12 August 2003 entered into between Jinyi and the Contractor for the construction and sale of the Vessel
"Contractor"	Sumitomo Corporation, a company incorporated in Japan and listed on five stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Frankfurt
"Directors"	the directors of the Company
"Fairline"	Fairline Consultants Limited, a limited liability company incorporated in the British Virgin Islands, which is the controlling shareholder of the Company holding approximately 57.74 per cent. of the issued share capital and voting right in general meeting of the Company as at the Latest Practicable Date
"Group"	the Company and its subsidiaries
"Guarantee"	the guarantee executed by Jinhui Shipping on 12 August 2003 in favour of the Contractor in respect of, inter alia, the due discharge of the payment obligations of Jinyi under the Contract
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Jinhui Shipping"	Jinhui Shipping and Transportation Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Oslo Stock Exchange and an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinyi

"Jinyi"	Jinyi Shipping Inc., a limited liability company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping
"JST Share(s)"	share(s) of US$0.05 each in the share capital of Jinhui Shipping
"Latest Practicable Date"	26 August 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Pantow"	Pantow Profits Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America, for the purpose of illustration only, translated into HK$ at the rate of US$1.00 = HK$7.80
"Vessel"	the deadweight 55,300 metric tons type single screw diesel propelled bulk carrier to be acquired by Jinyi under the Contract
"Yee Lee Technology"	Yee Lee Technology Company Limited, a limited liability company incorporated in the British Virgin Islands and a 75 per cent. owned subsidiary of the Company

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Ng Siu Fai *(Chairman and Managing Director)*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin
So Wing Hung Peter *
Cui Jian Hua**
Tsui Che Yin Frank**

* *Non-executive director*
** *Independent non-executive director*

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

29 August 2003

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
REGARDING THE ACQUISITION OF
A SINGLE SCREW DIESEL PROPELLED BULK CARRIER

INTRODUCTION

The Directors announced on 12 August 2003 that the Contract was entered into on 12 August 2003 between Jinyi and the Contractor and the Guarantee was also executed on 12 August 2003 by Jinhui Shipping. The purpose of this circular is to give you further information in relation to the Acquisition.

THE CONTRACT

Purchaser

Jinyi, a wholly-owned subsidiary of Jinhui Shipping, which is in turn an approximately 50.9 per cent. owned subsidiary of the Company.

Vendor

The Contractor is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Acquisition

Pursuant to the Contract, the Contractor has agreed to procure the Builder to build, launch, equip and complete at the Builder's shipyard in Japan and to sell and deliver the Vessel to Jinyi in Japan and Jinyi has agreed to purchase and take delivery of the Vessel from the Contractor. The Vessel is proposed to be used for chartering out to gain operating income by Jinyi after delivery. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Consideration

Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 (equivalent to HK$150,150,000) payable by five instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

The first instalment in the sum of US$962,500 (equivalent to HK$7,507,500) was paid on 15 August 2003. The second instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on 12 August 2004. The third and fourth instalments in the sum each of US$1,925,000 (equivalent to HK$15,015,000) will be payable respectively on 29 January 2007 and upon launching of the Vessel which is expected to be around May 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 July 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars. The first three instalments are expected to be funded by the Group's internal resources. The last two instalments are expected to be funded by the Group's bank loans. The purchase price was determined by reference to current market values of similar type of vessels and on the basis of arm's length negotiations.

Condition Subsequent

According to the Contract, if the construction permit for the Vessel shall not have been issued by the relevant authority of Japanese Government within 120 days from the date of the Contract, that is, on or before 10 December 2003, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Contractor shall immediately refund to Jinyi in United States Dollars the full amount received by the Contractor with interest accrued thereon at the rate of 3 per cent. per annum from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount. If the Contract becomes null and void, a further announcement will be issued by the Company in this respect.

Delivery

The Contract provides for the delivery of the Vessel on or before 31 July 2007 to Jinyi in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date by all the parties involved, then after such period has expired, Jinyi may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinyi in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount.

Undertaking by the Builder

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy Jinyi at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

Guarantee by Jinhui Shipping

Jinhui Shipping executed on 12 August 2003 the Guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and the prompt and punctual performance by Jinyi in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning, trading and transportation.

The freight rates of the shipping market have been picked up steadily with the Baltic Dry Index opened at 1,738 at the beginning of 2003 and closed at 2,181 as at 31 July 2003, a rise by 443 points over the past seven months. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group. In addition, as a result of the Acquisition, the Directors believe that there is no adverse effect on the assets and liabilities of the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company.

Your attention is also drawn to the Appendix to this circular.

Yours faithfully,
By Order of the Board
Ng Siu Fai
Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the Shares, underlying shares and debentures and short positions of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors and chief executive of the Company would be taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of Part XV of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	**Type of Interests**	**No. of Shares**	**No. of JST Shares**
Ng Siu Fai	Other interests	*Note*	*Note*
Ng Kam Wah Thomas	Other interests	*Note*	*Note*
Ng Ki Hung Frankie	Other interests	*Note*	*Note*
So Wing Hung Peter	Family interests	250,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline which is the legal and beneficial owner of 30,385,628 Shares and 494,049 JST Shares. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include Messrs. Ng Siu Fai, Ng Kam Wah Thomas and Ng Ki Hung Frankie. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest in any securities and short positions of the Company or any of its associated corporations as defined in the SFO.

(b) As at the Latest Practicable Date, none of the Directors had a service contract with any member of the Group not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons, other than a Director or chief executive of the Company, had interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Shareholder	No. of Shares
Fairline	30,385,628

Name of shareholder	No. of JST Shares
The Company	50,100,000

Name of shareholder	No. of shares of Yee Lee Technology
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

GENERAL

(a) The secretary of the Company is Ms. Ho Suk Lin, a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

(b) The registered office of the Company is situated at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

(c) The principal share registrars and transfer office of the Company in Hong Kong is Standard Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

重要文件

閣下對本通函如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之金輝集團有限公司股份，應立即將本通函送交買方，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買方。

JINHUI

金輝集團有限公司

（於香港註冊成立之有限公司）

關於收購一艘

單槳柴油推動散裝貨船之

須予披露交易

二零零三年八月二十九日

目　錄

	頁次
釋義	1
董事會函件	3
附錄 — 一般資料	6

在本通函中，除文義另有所指外，下列詞語之涵義如下：

「收購事項」	指	Jinyi向承造商收購該船舶之事項
「董事會」	指	本公司之董事會
「造船商」	指	株式會社大島造船所為一間於日本註冊成立之公司
「公司條例」	指	香港法例第32章之公司條例
「本公司」	指	金輝集團有限公司為一間根據公司條例於香港註冊成立之有限公司，其股份於聯交所上市
「該合同」	指	Jinyi與承造商於二零零三年八月十二日就建造及出售該船舶所訂立之合同
「承造商」	指	住友商事株式會社為一間於日本註冊成立之公司，其股份於東京、大阪、名古屋、福岡及法蘭克福五個證券交易所上市
「董事」	指	本公司之董事
「Fairline」	指	Fairline Consultants Limited為一間於英屬處女群島註冊成立之有限公司，乃於最後實際可行日期持有本公司已發行股本及可在本公司股東大會上行使投票權約57.74%之本公司控權股東
「本集團」	指	本公司及其附屬公司
「擔保書」	指	Jinhui Shipping於二零零三年八月十二日以承造商為受益人而簽立之擔保書，保證(其中包括)Jinyi履行該合同之付款責任
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值，香港之法定貨幣
「Jinhui Shipping」	指	Jinhui Shipping and Transportation Limited為一間於百慕達註冊成立之有限公司，其股份於奧斯陸證券交易所上市，並為本公司擁有其約50.9%權益之附屬公司，亦為Jinyi之間接控股公司

「Jinyi」	指	Jinyi Shipping Inc.為一間於巴拿馬共和國註冊成立之有限公司，並為Jinhui Shipping之全資附屬公司
「JST股份」	指	Jinhui Shipping股本中每股面值0.05美元之股份
「最後實際可行日期」	指	二零零三年八月二十六日，即本通函付印前，確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Pantow」	指	Pantow Profits Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司之全資附屬公司
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國幣值，美國之法定貨幣，匯率按1.00美元兑7.80港元換算，僅供參考之用
「該船舶」	指	根據該合同，Jinyi將收購載重量55,300公噸之單槳柴油推動散裝貨船
「Yee Lee Technology」	指	Yee Lee Technology Company Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司擁有其75%權益之附屬公司

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

董事：
吳少輝(主席兼董事總經理)
吳錦華
吳其鴻
何健龍
何淑蓮
蘇永雄*
崔建華**
徐志賢**

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

敬啟者：

關於收購一艘
單槳柴油推動散裝貨船之
須予披露交易

緒言

董事於二零零三年八月十二日公佈，Jinyi及承造商於二零零三年八月十二日訂立該合同，Jinhui Shipping亦於二零零三年八月十二日簽立擔保書。本通函旨在向 閣下提供有關收購事項之進一步資料。

該合同

買方

Jinyi為Jinhui Shipping之全資附屬公司，而Jinhui Shipping則為本公司擁有其約50.9%權益之附屬公司。

賣方

承造商為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

收購事項

根據該合同，承造商同意促使造船商，在其於日本之船廠建造、下水、配備及完成該船舶，及出售並於日本交付該船舶予Jinyi，而Jinyi則同意向承造商購買及接收該船舶。該船舶擬於交付後作出租用途，Jinyi則可就此賺取營運收入。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

代價

除該合同內所載有關(其中包括)延遲交付該船舶、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶購入價之調整條文外，該船舶之購入價為19,250,000美元(相等於150,150,000港元)，分五期支付。與協定之購入價相比，此方面之調整(如有)將不會重大。

首期款額962,500美元(相等於7,507,500港元)已於二零零三年八月十五日支付。第二期款額962,500美元(相等於7,507,500港元)將於二零零四年八月十二日支付，第三及第四期款額各為1,925,000美元(相等於15,015,000港元)將分別於二零零七年一月二十九日及於該船舶下水時(預期約在二零零七年五月)支付，而最後一期款額則將於該船舶交付時，即二零零七年七月三十一日或之前支付。

該船舶之購入價將以美元現金支付。首三期款額預計將由本集團內部資源撥付。最後二期款額預計將由本集團之銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

繼後條件

按照該合同，如該船舶之承造許可證於該合同簽訂日期後120日(即二零零三年十二月十日或之前)內仍未獲日本政府有關機構批出，則除非各締約方另行以書面同意，否則該合同將自動失效及作廢。承造商須即時以美元向Jinyi退還已收取之全數款項連同由承造商收取款項當日起至全數退款予Jinyi當日止按年利率3%計算之利息。若該合同變作失效及作廢，本公司將就此再作公佈。

交付

該合同訂明該船舶須於二零零七年七月三十一日或之前在日本交付予Jinyi。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計180日，則於該期間屆滿時，Jinyi 可選擇撤銷該合同，而承造商則須盡快將其所收款項之全數，連同由承造商收取款項當日起至全數退款予Jinyi當日止按議定利率計算之利息，以美元退回Jinyi。

造船商之承諾

造船商亦有簽訂該合同，以承諾恰當履行該合同所規定造船商須履行之所有條款及條件，包括承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商工藝拙劣而對該船舶所造成之種種缺失問題，負責優先並免費為Jinyi作出補償。

Jinhui Shipping之擔保書

Jinhui Shipping於二零零三年八月十二日以承造商為受益人簽立一份擔保書，據此，其同意保證Jinyi按照該合同之條款，依時悉數支付購入價，並盡快及依時履行有關條款。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶、貿易及運輸。

航運市場之運費穩步上揚，截至二零零三年七月三十一日之波羅的海航運指數已由本年年初時之1,738點升至2,181點，在過去七個月期間上升達443點。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。此外，董事相信收購事項將不會對本集團之資產與負債產生不利影響。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。

謹請　閣下留意本通函之附錄。

此致

列位股東　台照

承董事會命
主席兼董事總經理
吳少輝
謹啟

二零零三年八月二十九日

責任聲明

本通函載有上市規則所規定之資料，旨在提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認就彼等所知及所信，並無遺漏任何其他事實，致令本通函任何內容產生誤導成份。

權益之披露

(a) 於最後可行日期，各董事及本公司之行政總裁，於本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券及淡倉中擁有根據證券及期貨條例第XV部第7及第8分部規定，必須通知本公司及聯交所之權益及淡倉(包括根據證券及期貨條例，有關董事及本公司之行政總裁被認為或視作擁有之權益及淡倉)，或根據證券及期貨條例第XV部第352條規定，必須列入該條例所述之登記冊內，或根據上市公司董事證券交易的標準守則，必須通知本公司及聯交所之權益及淡倉如下：

姓名	權益類別	股份數目	JST股份數目
吳少輝	其他權益	附註	附註
吳錦華	其他權益	附註	附註
吳其鴻	其他權益	附註	附註
蘇永雄	家族權益	250,000	15,000

附註：Lorimer Limited(以一九九一年吳興波信託之受託人身份)為 Fairline 全部已發行股本之合法擁有法人，而 Fairline 則為30,385,628股股份及494,049股 JST 股份之合法及實益擁有法人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳少輝先生、吳錦華先生及吳其鴻先生。吳少輝先生及吳錦華先生均為 Fairline 之董事。

除本通函所披露者外，於最後實際可行日期，各董事及本公司之行政總裁概無擁有本公司或其任何聯繫公司(定義見證券及期貨條例)之任何證券權益及淡倉。

(b) 於最後實際可行日期，各董事概無與本集團任何成員公司訂立本公司不可於一年內免付補償(法定賠償除外)而終止之服務合約。

主要股東

於最後實際可行日期，就任何董事或本公司之行政總裁所知，下列人士(並非董事或本公司之行政總裁)擁有根據證券及期貨條例第XV部第2及第3分部之條文規定，須向本公司披露之股份及本公司相關股份權益或淡倉或直接或間接擁有任何類別股本(附有可在一切情況下於本集團任何其他成員公司之股東大會上投票之權利)面值10%或以上權益：

股東名稱	股份數目
Fairline	30,385,628

股東名稱	JST股份數目
本公司	50,100,000

股東名稱	Yee Lee Technology 股份數目
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

訴訟

於最後實際可行日期，本公司或其附屬公司概無牽涉任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或已蒙受威脅之重大訴訟或索償要求。

一般事項

(a) 本公司之秘書為何淑蓮女士，彼為香港會計師公會及特許公認會計師公會之資深會員。

(b) 本公司之註冊辦事處設於香港干諾道西1-6號億利商業大廈26樓。

(c) 本公司在香港之主要股份登記過戶處為標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 本通函之中英文版如有歧異，應以英文本為準。

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2003 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below) on 21 August 2003, an approximately 50.9% owned subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Stock Exchange. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2003 amounted to US$271,000 whereas a net loss of US$3,725,000 was reported for last corresponding period.

The dry bulk market continued to be firm during the second quarter of 2003 due to strong demand. The Baltic Dry Index picked up steadily and rose by 186 points during the quarter to close at 2,125. The shipping turnover was US$23,328,000 for the quarter, representing an increase of 41% as compared to that of last corresponding period. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The Group's shipping operation reported a modest profit of US$123,000 for the quarter; whereas an operating profit of US$1,179,000 was reported for last corresponding period.

The Group's other operations recorded a profit of US$556,000 for the quarter; whereas a loss of US$5,059,000 was reported for last corresponding period. The loss for last corresponding period was mainly due to the realized and unrealized exchange loss for the Group's foreign currency exposure mainly in Japanese Yen as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during that period.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/6/2003 US$'000	3 months ended 30/6/2002 US$'000	6 months ended 30/6/2003 US$'000	6 months ended 30/6/2002 US$'000	Year ended 31/12/2002 US$'000
Turnover	23,328	16,594	46,502	34,528	70,139
Profit (Loss) from operations	724	(3,262)	1,826	(5,856)	(9,849)
Interest income	142	222	324	374	767
Interest expenses	(595)	(688)	(1,206)	(1,177)	(2,511)
Net profit (loss) for the period/year	271	(3,725)	947	(6,648)	(11,577)
Basic earnings (loss) per share *(US$)*	0.0028	(0.0378)	0.0096	(0.0675)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	30/6/2003 US$'000	30/6/2002 US$'000	31/12/2002 US$'000
Fixed assets	158,570	161,700	167,822
Other investments	4,057	5,634	4,219
Other non-current assets	332	1,826	537
Current assets	30,847	23,940	21,629
Total assets	193,806	193,100	194,207
Capital and reserves	87,921	91,903	86,974
Minority interests	–	(85)	(90)
Non-current liabilities	83,292	77,496	87,419
Current liabilities	22,593	23,786	19,904
Total equity and liabilities	193,806	193,100	194,207

SEGMENTAL INFORMATION

	3 months ended 30/6/2003 US$'000	3 months ended 30/6/2002 US$'000	6 months ended 30/6/2003 US$'000	6 months ended 30/6/2002 US$'000	Year ended 31/12/2002 US$'000
Segment turnover					
Chartering freight and hire	23,328	16,495	46,502	34,273	69,698
Investments in China	–	99	–	255	441
	23,328	16,594	46,502	34,528	70,139
Segment profit (loss) from operations					
Chartering freight and hire	123	1,179	332	1,963	373
Investments in China	45	618	96	153	756
Other operations	556	(5,059)	1,398	(7,972)	(10,978)
	724	(3,262)	1,826	(5,856)	(9,849)

	30/6/2003 US$'000	30/6/2002 US$'000	31/12/2002 US$'000
Segment assets			
Chartering freight and hire	161,705	164,170	168,343
Investments in China	4,061	6,305	4,378
Other operations	5,861	9,600	7,450
	171,627	180,075	180,171
Segment liabilities			
Chartering freight and hire	98,677	95,146	102,212
Investments in China	26	568	294
Other operations	2,473	2,454	2,348
	101,176	98,168	104,854"

The principal accounting policies and methods of computation used in the preparation of the above unaudited consolidated results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 21 August 2003

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零三年六月三十日止季度及六個月之業績

下文乃轉載自金輝集團有限公司所擁有約50.9%權益之附屬公司Jinhui Shipping and Transportation Limited（「Jinhui Shipping」或下文內稱「本公司」）按照奧斯陸證券交易所之規定而於2003年8月21日在奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2003年6月30日止之三個月，本公司及其附屬公司（「本集團」）之綜合溢利淨額為271,000美元，而去年同期之虧損淨額則為3,725,000美元。

於2003年第二季，由於需求殷切，散裝乾貨市場持續穩健。於季內，波羅的海航運指數穩步上揚，上升186點，達至季末時之2,125點。航運業務之營業額於本季錄得23,328,000美元，比對去年同期上升41%，但營運成本仍然偏高及本集團須承擔未完成之租船經營合約，本集團之航運業務於季內錄得適度溢利123,000美元，而去年同期錄得之經營溢利則為1,179,000美元。

本集團之其他業務於季內錄得溢利556,000美元，而去年同期之虧損則為5,059,000美元。去年同期之虧損主要是由於日圓在預期外大幅度回升及美元疲弱，使本集團在外幣風險中錄得已變現及未變現之匯兑虧損所致。

綜合損益表數據

	截至二零零三年六月三十日止三個月 千美元	截至二零零二年六月三十日止三個月 千美元	截至二零零三年六月三十日止六個月 千美元	截至二零零二年六月三十日止六個月 千美元	截至二零零二年十二月三十一日止年度 千美元
營業額	23,328	16,594	46,502	34,528	70,139
經營溢利（虧損）	724	(3,262)	1,826	(5,856)	(9,849)
利息收入	142	222	324	374	767
利息開支	(595)	(688)	(1,206)	(1,177)	(2,511)
期／年內溢利（虧損）淨額	271	(3,725)	947	(6,648)	(11,577)
每股基本盈利（虧損）*(美元)*	0.0028	(0.0378)	0.0096	(0.0675)	(0.1176)

綜合資產負債表數據

	二零零三年六月三十日 千美元	二零零二年六月三十日 千美元	二零零二年十二月三十一日 千美元
固定資產	158,570	161,700	167,822
其他投資	4,057	5,634	4,219
其他非流動資產	332	1,826	537
流動資產	30,847	23,940	21,629
資產總值	193,806	193,100	194,207
資本及儲備	87,921	91,903	86,974
少數股東權益	–	(85)	(90)
非流動負債	83,292	77,496	87,419
流動負債	22,593	23,786	19,904
股本及負債總值	193,806	193,100	194,207

分部資料

	截至二零零三年六月三十日止三個月 千美元	截至二零零二年六月三十日止三個月 千美元	截至二零零三年六月三十日止六個月 千美元	截至二零零二年六月三十日止六個月 千美元	截至二零零二年十二月三十一日止年度 千美元
分部營業額					
運費及船租	23,328	16,495	46,502	34,273	69,698
在中國之投資	–	99	–	255	441
	23,328	16,594	46,502	34,528	70,139
分部經營溢利（虧損）					
運費及船租	123	1,179	332	1,963	373
在中國之投資	45	618	96	153	756
其他業務	556	(5,059)	1,398	(7,972)	(10,978)
	724	(3,262)	1,826	(5,856)	(9,849)

	二零零三年六月三十日 千美元	二零零二年六月三十日 千美元	二零零二年十二月三十一日 千美元
分部資產			
運費及船租	161,705	164,170	168,343
在中國之投資	4,061	6,305	4,378
其他業務	5,861	9,600	7,450
	171,627	180,075	180,171
分部負債			
運費及船租	98,677	95,146	102,212
在中國之投資	26	568	294
其他業務	2,473	2,454	2,348
	101,176	98,168	104,854

上文所載Jinhui Shipping及其附屬公司之未經審核業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年八月二十一日

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

Jinyi, an approximately 50.9 per cent. owned indirect subsidiary of the Company, as buyer, entered into the Contract with the Contractor on 12 August 2003 to acquire the Vessel at a purchase price of US$19,250,000 (equivalent to HK$150,150,000). The purchase price was agreed after arm's length negotiations and by reference to current market value of similar type of vessels.

The Vessel is to be delivered to Jinyi on or before 31 July 2007. The payment obligations of Jinyi in respect of the purchase price of the Vessel are guaranteed by Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinyi.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules.

THE CONTRACT

1. Purchaser

Jinyi Shipping Inc. ("Jinyi"), a wholly-owned subsidiary of Jinhui Shipping and Transportation Limited ("Jinhui Shipping") which is in turn an approximately 50.9 per cent. owned subsidiary of Jinhui Holdings Company Limited (the "Company").

2. Vendor

Sumitomo Corporation (the "Contractor"), a trading firm listed in five stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Frankfurt, is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")).

3. The Acquisition

Pursuant to a construction and sale contract dated 12 August 2003 (the "Contract"), the Contractor has agreed to procure a designated shipbuilder, Oshima Shipbuilding Co., Ltd. (the "Builder"), to build, launch, equip and complete at the Builder's shipyard in Japan and to sell and deliver to Jinyi one deadweight 55,300 metric tons type single screw diesel propelled bulk carrier (the "Vessel") in Japan and Jinyi has agreed to purchase and take delivery of the Vessel from the Contractor (the "Acquisition"). The Vessel is proposed to be used for chartering out to gain operating income by Jinyi after delivery. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

4. Consideration

Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 (equivalent to HK$150,150,000) payable by five instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

The first instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on or before 15 August 2003. The second instalment in the sum of US$962,500 (equivalent to HK$7,507,500) will be payable on 12 August 2004. The third and fourth instalments in the sum each of US$1,925,000 (equivalent to HK$15,015,000) will be payable respectively on 29 January 2007 and upon launching of the Vessel which is expected to be around May 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 July 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars. The first three instalments are expected to be funded by the internal resources of the Company and its subsidiaries (the "Group"). The last two instalments are expected to be funded by the Group's bank loans. The purchase price was determined by reference to current market values of similar type of vessels and on the basis of arm's length negotiations.

5. Condition Subsequent

According to the Contract, if the construction permit for the Vessel shall not have been issued by the relevant authority of Japanese Government within 120 days from the date of the Contract, that is, on or before 10 December 2003, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Contractor shall immediately refund to Jinyi in United States Dollars the full amount received by the Contractor with interest accrued thereon at the rate of 3 per cent. per annum from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount. If the Contract becomes null and void, a further announcement will be issued in this respect.

6. Delivery

The Contract provides for the delivery of the Vessel on or before 31 July 2007 to Jinyi in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date by all the parties involved, then after such period has expired, Jinyi may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinyi in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount.

7. Undertaking by the Builder

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy Jinyi at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

8. Guarantee by Jinhui Shipping

Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinyi, executed on 12 August 2003 a guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and the prompt and punctual performance, by Jinyi in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning, trading and transportation. The freight rates of the shipping market have been picked up steadily with the Baltic Dry Index opened at 1,738 at the beginning of 2003 and closed at 2,181 as at 31 July 2003, a rise by 443 points over the past seven months. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. A circular containing, amongst other things, further information relating to the Acquisition will be despatched to the shareholders of the Company as soon as reasonably practicable.

Unless otherwise specified, amounts denominated in US Dollars have been translated, for the purpose of illustration only, into Hong Kong Dollars at the rate of US$1.00=HK$7.80 as at 12 August 2003. No representation is made that any amounts in US Dollars or Hong Kong Dollars could have been or could be converted at the above rate or at any other rate or at all.

By Order of the Board
Ng Kam Wah Thomas

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

須予披露交易

本公司擁有約50.9%權益之間接附屬公司Jinyi(作為買方)於二零零三年八月十二日與承造商訂立該合同按購入價19,250,000美元(相等於150,150,000港元)收購該船舶。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

該船舶訂於二零零七年七月三十一日或之前交付予Jinyi。本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinyi之間接控股公司，就Jinyi對該船舶購入價之付款作出擔保。

根據上市規則，收購事項構成本公司一項須予披露交易。

該合同

1. 買方

Jinyi Shipping Inc.(「Jinyi」)為Jinhui Shipping and Transportation Limited(「Jinhui Shipping」)之全資附屬公司，而Jinhui Shipping則為金輝集團有限公司(「本公司」)擁有其約50.9%權益之附屬公司。

2. 賣方

住友商事株式會社(「承造商」)為一間於東京、大阪、名古屋、福岡及法蘭克福五個證券交易所上市之貿易公司，其為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))概無關連。

3. 收購事項

根據日期為二零零三年八月十二日之建造及出售合同(「該合同」)，承造商同意促使指定造船商株式會社大島造船所(「造船商」)，在其船廠建造、下水、配備及完成一艘載重量為55,300公噸之單槳柴油推動散裝貨船(「該船舶」)，及出售並於日本交付該船舶予Jinyi，而Jinyi則同意向承造商購買及接收該船舶(「收購事項」)。該船舶擬於交付後作出租用途，Jinyi則可就此賺取營運收入。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

4. 代價

除該合同內所載有關(其中包括)延遲交付該船舶、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶之購入價之調整條文外，該船舶之購入價為19,250,000美元(相等於150,150,000港元)，分五期支付。與協定之購入價相比，此方面之調整(如有)將不會重大。

首期款額962,500美元(相等於7,507,500港元)將於二零零三年八月十五日或之前支付。第二期款額962,500美元(相等於7,507,500港元)將於二零零四年八月十二日支付，第三及第四期款額各為1,925,000美元(相等於15,015,000港元)將分別於二零零七年一月二十九日及於該船舶下水時(預期約在二零零七年五月支付，而最後一期款額則將於該船舶交付時，即二零零七年七月三十一日或之前支付。

該船舶之購入價將以美元現金支付。首三期款額預計將由本公司及其附屬公司(「本集團」)內部資源撥付。最後二期款額預計將由本集團之銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

5. 繼後條件

按照該合同，如該船舶之承造許可證於該合同簽訂日期後120日(即二零零三年十二月十日或之前)內仍未獲日本政府有關機構批出，則除非各締約方另行以書面同意，否則該合同將自動失效及作廢。承造商須即時以美元向Jinyi退還已收取之全數款項連同由承造商收取款項當日起至全數退款予Jinyi當日止按年利率3%計算之利息。若該合同變作失效及作廢，本公司將就此再作公佈。

6. 交付

該合同訂明該船舶須於二零零七年七月三十一日或之前在日本交付予Jinyi。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計180日，則於該期間屆滿時，Jinyi可選擇撤銷該合同，而承造商則須盡快將其所收款項之全數，連同由承造商收取款項當日起至全數退款予Jinyi當日止按議定利率計算之利息，以美元退回Jinyi。

7. 造船商之承諾

造船商亦有簽訂該合同，以承諾恰當履行該合同所規定造船商須履行之所有條款及條件，包括承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商工藝拙劣而對該船舶所造成之種種缺失問題，負責優先並免費為Jinyi作出補償。

8. Jinhui Shipping之擔保書

本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinyi之間接控股公司，於二零零三年八月十二日以承造商為受益人簽立一份擔保書，據此，其同意保證Jinyi按照該合同之條款，依時悉數支付購入價，並盡快及依時履行有關條款。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶、貿易及運輸。航運市場之運費穩步上揚，截至二零零三年七月三十一日之波羅的海航運指數已由本年年初時之1,738點升至2,181點，上升443點。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。載有(其中包括)有關收購事項進一步資料之通函，將於合理及實際可行情況下盡快寄發予本公司股東。

除非另有指明，以美元列值之款額乃按二零零三年八月十二日之匯率以1.00美元兌7.80港元(僅供參考)換算。概無作出任何聲明表示任何以美元或港元列值之款額可按上述匯率或按任何其他匯率或在任何情況下予以換算。

承董事會命
執行董事
吳錦華

香港，二零零三年八月十二日

IMPORTANT

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jinhui Holdings Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

REGARDING THE ACQUISITION OF

A SINGLE SCREW MOTOR BULK CARRIER

22 July 2003

CONTENTS

	Page
Definitions	1
Letter from the Board	3
Appendix – General Information	6

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Acquisition"	the acquisition of the Vessel by Jinsheng from the Seller
"Board"	the board of Directors
"Builder"	Tsuneishi Corporation, a company incorporated in Japan
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Jinhui Holdings Company Limited, a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Contract"	the contract dated 30 June 2003 entered into between Jinsheng and the Seller for the sale of the Vessel
"Directors"	the directors of the Company
"Fairline"	Fairline Consultants Limited, a limited liability company incorporated in the British Virgin Islands, which is the controlling shareholder of the Company holding approximately 57.74 per cent. of the issued share capital and voting right in general meeting of the Company as at the Latest Practicable Date
"Group"	the Company and its subsidiaries
"Guarantee"	the guarantee executed by Jinhui Shipping on 30 June 2003 in favour of the Seller
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Jinhui Shipping"	Jinhui Shipping and Transportation Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Oslo Stock Exchange and an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinsheng
"Jinsheng"	Jinsheng Marine Inc., a limited liability company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping

"JST Share(s)"	share(s) of US$0.05 each in the share capital of Jinhui Shipping
"Latest Practicable Date"	18 July 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Pantow"	Pantow Profits Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Seller"	Mitsubishi Corporation, a company incorporated in Japan and listed on Tokyo Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America, for the purpose of illustration only, translated into HK$ at the rate of US$1.00 = HK$7.80
"Vessel"	the deadweight 76,300 metric tons type single screw motor bulk carrier to be acquired by Jinsheng under the Contract
"Yee Lee Technology"	Yee Lee Technology Company Limited, a limited liability company incorporated in the British Virgin Islands and a 75 per cent. owned subsidiary of the Company

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Ng Siu Fai *(Chairman and Managing Director)*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin
So Wing Hung Peter*
Cui Jian Hua**
Tsui Che Yin Frank**

* *Non-executive director*
** *Independent non-executive director*

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

22 July 2003

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION REGARDING THE ACQUISITION OF A SINGLE SCREW MOTOR BULK CARRIER

INTRODUCTION

The Directors announced on 4 July 2003 that the Contract was entered into on 30 June 2003 between Jinsheng and the Seller and the Guarantee was also executed on 30 June 2003 by Jinhui Shipping. The purpose of this circular is to give you further information in relation to the Acquisition.

THE CONTRACT

Purchaser

Jinsheng, a wholly-owned subsidiary of Jinhui Shipping, which is in turn an approximately 50.9 per cent. owned subsidiary of the Company.

Vendor

The Seller is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Acquisition

Pursuant to the Contract, the Seller has agreed to purchase from the Builder the Vessel, which will be built at the Builder's shipyard in Japan, and to sell and deliver the Vessel to Jinsheng in Japan and Jinsheng has agreed to purchase and take delivery of the Vessel from the Seller. The Vessel is proposed to be used for chartering out to gain hire or freight income by Jinsheng after delivery. It is a commercial practice for shipbuilders in Japan, who may not be familiar with the overseas buyers, to deal businesses through international trading firms such as the Seller. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Consideration

Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$21,970,000 (equivalent to HK$171,366,000) payable by three instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

The first instalment in the sum of US$2,197,000 (equivalent to HK$17,136,600) was paid on 7 July 2003. The second instalment payable under the Contract of US$1,098,500 (equivalent to HK$8,568,300) will be payable upon launching of the Vessel which is expected to be around September 2005. The last instalment is to be paid upon delivery of the Vessel on or before 20 December 2005.

The purchase price for the Vessel will be payable by cash in United States Dollars. The first and second instalments are expected to be funded by the Group's internal resources. The last instalment is expected to be funded by the Group's internal resources and bank loans for the amount of US$1,098,500 (equivalent to HK$8,568,300) and US$17,576,000 (equivalent to HK$137,092,800) respectively. The purchase price was determined by reference to current market value of similar type of vessels and on the basis of arm's length negotiations.

Condition Subsequent

According to the Contract, if the construction permit for the Vessel shall not have been issued by the relevant authority in Japan within 90 days prior to keel-laying of the Vessel, which is expected to be around the fourth quarter of 2004, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Seller shall immediately refund to Jinsheng in United States Dollars the full amount received from Jinsheng without any interest. If the Contract becomes null and void, a further announcement will be issued by the Company in this respect.

Delivery

The Contract provides for the delivery of the Vessel on or before 20 December 2005 to Jinsheng in Japan. If there is delay in delivery of the Vessel which continues for a period of 90 days from the thirty-first day after the agreed delivery date by all the parties involved, and after such period has expired, Jinsheng may at its option rescind the Contract. The Seller shall thereupon promptly refund to Jinsheng in United States Dollars the full amount of all sums received by the Seller together with interest accrued thereon at an agreed rate from the date of receipt by the Seller of such amount to the date of full payment to Jinsheng of such amount.

Undertaking by the Builder

Pursuant to the Contract, the Seller has also agreed to assign the Builder's warranty of quality to Jinsheng with the Builder's consent upon delivery of the Vessel including the undertaking by the Builder to remedy Jinsheng at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

Guarantee by Jinhui Shipping

Jinhui Shipping executed on 30 June 2003 the Guarantee in favour of the Seller pursuant to which it agrees to guarantee the due and faithful performance and fulfillment by Jinsheng including prompt payment when due of the price of the Vessel in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning, trading and transportation.

The freight rates of the shipping market have been picked up steadily with the Baltic Dry Index opened at 1,738 at the beginning of 2003 and closed at 2,125 as at 30 June 2003, a rise by 387 points over the past six months. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group. In addition, as a result of the Acquisition, there is no adverse effect on the assets and liabilities of the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company.

Your attention is also drawn to the Appendix to this circular.

Yours faithfully,
By Order of the Board
Ng Siu Fai
Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the Shares, underlying shares and debentures and short positions of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors and chief executive of the Company would be taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of Part XV of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	Type of Interests	No. of Shares	No. of JST Shares
Ng Siu Fai	Other interests	*Note*	*Note*
Ng Kam Wah Thomas	Other interests	*Note*	*Note*
Ng Ki Hung Frankie	Other interests	*Note*	*Note*
So Wing Hung Peter	Family interests	250,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline which is the legal and beneficial owner of 30,385,628 Shares and 494,049 JST Shares. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include Messrs. Ng Siu Fai, Ng Kam Wah Thomas and Ng Ki Hung Frankie. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest in any securities and short positions of the Company or any of its associated corporations as defined in the SFO.

(b) As at the Latest Practicable Date, none of the Directors had a service contract with any member of the Group not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons, other than a Director or chief executive of the Company, had interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Shareholder	No. of Shares
Fairline	30,385,628

Name of shareholder	No. of JST Shares
The Company	50,100,000

Name of shareholder	No. of shares of Yee Lee Technology
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

GENERAL

(a) The secretary of the Company is Ms. Ho Suk Lin, a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

(b) The registered office of the Company is situated at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

(c) The principal share registrar and transfer office of the Company in Hong Kong is Standard Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

重要文件

閣下對本通函如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之金輝集團有限公司股份，應立即將本通函送交買方，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買方。

JINHUI

金輝集團有限公司

（於香港註冊成立之有限公司）

關於收購一艘

單槳散裝機動貨船之

須予披露交易

二零零三年七月二十二日

目　錄

頁次

釋義 1

董事會函件 3

附錄一 — 一般資料 6

在本通函中，除文義另有所指外，下列詞語之涵義如下：

「收購事項」	指	Jinsheng向賣方收購該船舶之事項
「董事會」	指	本公司之董事會
「造船商」	指	常石造船株式會社，於日本註冊成立之公司
「公司條例」	指	香港法例第32章之公司條例
「本公司」	指	金輝集團有限公司為一間根據公司條例於香港註冊成立之有限公司，其股份於聯交所上市
「該合同」	指	Jinsheng與賣方於二零零三年六月三十日就銷售該船舶所訂立之合同
「董事」	指	本公司之董事
「Fairline」	指	Fairline Consultants Limited為一間於英屬處女群島註冊成立之有限公司，乃於最後實際可行日期持有本公司已發行股本及可在本公司股東大會上行使投票權約57.74%之本公司控權股東
「本集團」	指	本公司及其附屬公司
「擔保書」	指	Jinhui Shipping於二零零三年六月三十日以賣方為受益人而簽立之擔保書
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值，香港之法定貨幣
「Jinhui Shipping」	指	Jinhui Shipping and Transportation Limited為一間於百慕達註冊成立之有限公司，其股份於奧斯陸證券交易所上市，並為本公司擁有其約50.9%權益之附屬公司，亦為Jinsheng之間接控股公司
「Jinsheng」	指	Jinsheng Marine Inc.為一間於巴拿馬共和國註冊成立之有限公司，並為Jinhui Shipping之全資附屬公司

「JST股份」	指	Jinhui Shipping股本中每股面值0.05美元之股份
「最後實際可行日期」	指	二零零三年七月十八日，即本通函付印前，確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Pantow」	指	Pantow Profits Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司之全資附屬公司
「賣方」	指	三菱商事株式會社為一間於日本註冊成立及於東京證券交易所上市之公司
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國幣值，美國之法定貨幣，匯率按1.00美元兑7.80港元換算，僅供參考之用
「該船舶」	指	根據該合同，Jinsheng將收購總載重量76,300公噸之單槳散裝機動貨船
「Yee Lee Technology」	指	Yee Lee Technology Company Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司擁有其75%權益之附屬公司

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

董事：
吳少輝(主席兼董事總經理)
吳錦華
吳其鴻
何健龍
何淑蓮
蘇永雄*
崔建華**
徐志賢**

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

*　非執行董事
**　獨立非執行董事

敬啟者：

關於收購一艘
單槳散裝機動貨船之
須予披露交易

緒言

董事於二零零三年七月四日公佈，Jinsheng及賣方於二零零三年六月三十日訂立該合同，Jinhui Shipping亦於二零零三年六月三十日簽立擔保書。本通函旨在向　閣下提供有關收購事項之進一步資料。

該合同

買方

Jinsheng為Jinhui Shipping之全資附屬公司，而Jinhui Shipping則為本公司擁有其約50.9%權益之附屬公司。

賣方

賣方為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

收購事項

根據該合同，賣方同意向造船商購入將於造船商在日本之船塢建造之該船舶及出售並於日本交付該船舶給Jinsheng，而Jinsheng則同意向賣方購買及接收該船舶。該船舶擬於交付後作出租用途，Jinsheng則可就此收取租金或運費收入。由於日本造船商未必熟悉海外買方，彼等之慣常營商做法為透過賣方等國際貿易公司經營業務。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

代價

除該合同內所載有關(其中包括)船舶延遲付運、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶之購入價之調整條文外，該船舶之購入價為21,970,000美元(相等於171,366,000港元)，分三期支付。與協定之購入價相比，此方面之調整(如有)將不會重大。

首期款額2,197,000美元(相等於17,136,600港元)已於二零零三年七月七日支付。該合同項下應付之第二期款額1,098,500美元(相等於8,568,300港元)將於船舶下水時(預期約在二零零五年九月)支付。最後一期款額則須於該船舶交付時，即二零零五年十二月二十日或之前支付。

該船舶購入價將以美元現金支付。首期及第二期款額預計將由本集團內部資源撥付。最後一期款額中之1,098,500美元(相等於8,568,300港元)預計將由本集團內部資源撥付，而餘下之17,576,000美元(相等於137,092,800港元)預計將由銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

繼後條件

按照該合同，如該船舶之承造許可證於該船舶舖放龍骨(預期約在二零零四年第四季)前90日內仍未獲日本有關機構批出，則除非各締約方另行以書面同意，否則該合同將自動失效及作廢。賣方亦須即時以美元退還從Jinsheng所收取之全數款額(不計利息)予Jinsheng。若該合同變作失效及作廢，本公司將就此再作公佈。

交付

該合同訂明該船舶須於二零零五年十二月二十日或之前在日本交付予Jinsheng。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計90日，則於該期間屆滿時，Jinsheng可選擇撤銷該合同，而賣方則須盡快將其所收款項之全數，連同由賣方收取款項當日起至全數退款予Jinsheng當日止按議定利率計算之利息，以美元退回Jinsheng。

造船商之承諾

根據該合同，賣方亦同意於該船舶在交付時在造船商之同意下將造船商之品質保證一併轉讓予Jinsheng，當中包括造船商承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商方面之工藝拙劣對該船舶所造成之種種缺失問題，負責優先並免費為Jinsheng作出補償。

Jinhui Shipping之擔保書

Jinhui Shipping於二零零三年六月三十日以賣方為受益人簽立一份擔保書，據此，其同意就Jinsheng妥善忠誠履行及達成該合同作出擔保，包括按照該合同條款，於該船舶購入價到期支付時適時支付款額。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶、貿易及運輸。

航運市場之運費在過去六個月穩步上揚，波羅的海航運指數由二零零三年年初時之1,738點升至二零零三年六月三十日之2,125點，上升達387點。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。此外，收購事項將不會對本集團之資產與負債產生不利影響。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。

謹請　閣下留意本通函之附錄。

此致

列位股東　台照

承董事會命
主席兼董事總經理
吳少輝
謹啟

二零零三年七月二十二日

責任聲明

本通函載有上市規則所規定之資料，旨在提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認就彼等所知及所信，並無遺漏任何其他事實，致令本通函任何內容產生誤導成份。

權益之披露

(a) 於最後可行日期，各董事及本公司之行政總裁，於本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券及淡倉中擁有根據證券及期貨條例第XV部第7及第8分部規定，必須通知本公司及聯交所之權益及淡倉(包括根據證券及期貨條例，有關董事及本公司之行政總裁被認為或視作擁有之權益及淡倉)，或根據證券及期貨條例第XV部第352條規定，必須列入該條例所述之登記冊內，或根據上市公司董事證券交易的標準守則，必須通知本公司及聯交所之權益及淡倉如下：

姓名	權益類別	股份數目	JST股份數目
吳少輝	其他權益	附註	附註
吳錦華	其他權益	附註	附註
吳其鴻	其他權益	附註	附註
蘇永雄	家族權益	250,000	15,000

附註：Lorimer Limited(以一九九一年吳興波信託之受託人身份)為 Fairline 全部已發行股本之合法擁有法人，而 Fairline 則為30,385,628股股份及494,049股 JST 股份之合法及實益擁有法人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳少輝先生、吳錦華先生及吳其鴻先生。吳少輝先生及吳錦華先生均為 Fairline 之董事。

除本通函所披露者外，於最後實際可行日期，各董事及本公司之行政總裁概無擁有本公司或其任何聯繫公司(定義見證券及期貨條例)之任何證券權益及淡倉。

(b) 於最後實際可行日期，各董事概無與本集團任何成員公司訂立本公司不可於一年內免付補償(法定賠償除外)而終止之服務合約。

主要股東

於最後實際可行日期，就任何董事或本公司之行政總裁所知，下列人士（並非董事或本公司之行政總裁）擁有根據證券及期貨條例第XV部第2及第3分部之條文規定，須向本公司披露之股份及本公司相關股份權益或淡倉或直接或間接擁有任何類別股本（附有可在一切情況下於本集團任何其他成員公司之股東大會上投票之權利）面值10%或以上權益：

股東名稱	股份數目
Fairline	30,385,628

股東名稱	JST股份數目
本公司	50,100,000

股東名稱	Yee Lee Technology 股份數目
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

訴訟

於最後實際可行日期，本公司或其附屬公司概無牽涉任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或已蒙受威脅之重大訴訟或索償要求。

一般事項

(a) 本公司之秘書為何淑蓮女士，彼為香港會計師公會及特許公認會計師公會之資深會員。

(b) 本公司之註冊辦事處設於香港干諾道西1-6號億利商業大廈26樓。

(c) 本公司在香港之主要股份登記過戶處為標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 本通函之中英文版如有歧異，應以英文本為準。

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

Jinsheng, an approximately 50.9 per cent. owned indirect subsidiary of the Company, as buyer, entered into the Contract with the Seller on 30 June 2003 to acquire the Vessel at a purchase price of US$21,970,000 (equivalent to HK$171,366,000). The purchase price was agreed after arm's length negotiations and by reference to current market value of similar type of vessels.

The Vessel is to be delivered to Jinsheng on or before 20 December 2005. The payment obligations of Jinsheng in respect of the Vessel are guaranteed by Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinsheng.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules.

THE CONTRACT

1. **Purchaser**

   Jinsheng Marine Inc. ("Jinsheng"), a wholly-owned subsidiary of Jinhui Shipping and Transportation Limited ("Jinhui Shipping") which is in turn an approximately 50.9 per cent. owned subsidiary of Jinhui Holdings Company Limited (the "Company").

2. **Vendor**

   Mitsubishi Corporation (the "Seller"), a trading firm listed on Tokyo Stock Exchange in Japan, is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")).

3. **The Acquisition**

   Pursuant to a contract dated 30 June 2003 (the "Contract"), the Seller has agreed to purchase from a designated shipbuilder, Tsuneishi Corporation (the "Builder"), one deadweight 76,300 metric tons type single screw motor bulk carrier (the "Vessel"), to be built at the Builder's shipyard in Japan and to sell and deliver the Vessel to Jinsheng in Japan and Jinsheng has agreed to purchase and take delivery of the Vessel from the Seller (the "Acquisition"). The Vessel is proposed to be used for chartering out to gain hire or freight income by Jinsheng after delivery. It is a commercial practice for shipbuilders in Japan to deal businesses through international trading firms such as the Seller as they may not be familiar with the overseas buyers. The Builder and its beneficial owners are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

4. **Consideration**

   Subject to certain provisions for adjustment to reduce the purchase price of the Vessel contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$21,970,000 (equivalent to HK$171,366,000) payable by three instalments. The adjustment in this respect, if any, will not be material as compared to the agreed purchase price.

   The first instalment in the sum of US$2,197,000 (equivalent to HK$17,136,600) will be payable on or before 7 July 2003. The second instalment payable under the Contract of US$1,098,500 (equivalent to HK$8,568,300) will be payable upon launching of the Vessel which is expected to be around September 2005. The last instalment is to be paid upon delivery of the Vessel on or before 20 December 2005.

   The purchase price for the Vessel will be payable by cash in United States Dollars. The first and second instalments are expected to be funded by internal resources of the Company and its subsidiaries (the "Group"). The last instalment is expected to be funded by the Group's internal resources and bank loans for the amount of US$1,098,500 (equivalent to HK$8,568,300) and US$17,576,000 (equivalent to HK$137,092,800) respectively. The purchase price was determined by reference to current market value of similar type of vessels and on the basis of arm's length negotiations.

5. **Condition Subsequent**

   According to the Contract, if the construction permit for the Vessel shall not have been issued by the relevant authority in Japan within 90 days prior to keel-laying of the Vessel, which is expected to be around the fourth quarter of 2004, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Seller shall immediately refund to Jinsheng in United States Dollars the full amount received from Jinsheng without any interest. If the Contract becomes null and void, a further announcement will be issued in this respect.

6. **Delivery**

   The Contract provides for the delivery of the Vessel on or before 20 December 2005 to Jinsheng in Japan. If there is delay in delivery of the Vessel which continues for a period of 90 days from the thirty-first day after the agreed delivery date by all the parties involved, and after such period has expired, Jinsheng may at its option rescind the Contract. The Seller shall thereupon promptly refund to Jinsheng in United States Dollars the full amount of all sums received by the Seller together with interest accrued thereon at an agreed rate from the date of receipt by the Seller of such amount to the date of full payment to Jinsheng of such amount.

7. **Undertaking by the Builder**

   Pursuant to the Contract, the Seller has also agreed to assign the Builder's warranty of quality to Jinsheng with the Builder's consent upon delivery of the Vessel including the undertaking by the Builder to remedy Jinsheng at first priority and free of charge for any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

8. **Guarantee by Jinhui Shipping**

   Jinhui Shipping, an approximately 50.9 per cent. owned subsidiary of the Company and the intermediate holding company of Jinsheng, executed on 30 June 2003 a guarantee in favour of the Seller pursuant to which it agrees to guarantee the due and faithful performance and fulfillment by Jinsheng including prompt payment when due of the price of the Vessel in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Group's principal activities include international ship chartering, ship owning, trading and transportation. The freight rates of the shipping market have been picked up steadily with the Baltic Dry Index opened at 1,738 at the beginning of 2003 and closed at 2,125 as at 30 June 2003, a rise by 387 points over the past six months. The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group.

GENERAL

Under the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. A circular containing, amongst other things, further information relating to the Acquisition will be despatched to the shareholders of the Company as soon as reasonably practicable.

Unless otherwise specified, amounts denominated in US Dollars have been translated, for the purpose of illustration only, into Hong Kong Dollars at the rate of US$1.00=HK$7.80 as at 30 June 2003. No representation is made that any amounts in US Dollars or Hong Kong Dollars could have been or could be converted at the above rate or at any other rate or at all.

By Order of the Board
Ng Siu Fai

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

須予披露交易

本公司擁有約50.9%權益之間接附屬公司Jinsheng（作為買方）於二零零三年六月三十日與賣方訂立該合同按購入價21,970,000美元（相等於171,366,000港元）收購該船舶。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

該船舶訂於二零零五年十二月二十日或之前交付予Jinsheng。本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinsheng之間接控股公司，就Jinsheng對該船舶之付款作出擔保。

根據上市規則，收購事項構成本公司之須予披露交易。

該合同

1. 買方

Jinsheng Marine Inc.（「Jinsheng」）為Jinhui Shipping and Transportation Limited（「Jinhui Shipping」）之全資附屬公司，而Jinhui Shipping則為金輝集團有限公司（「本公司」）擁有其約50.9%權益之附屬公司。

2. 賣方

三菱商事株式會社（「賣方」）為一間於日本東京證券交易所上市之貿易公司，其為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））概無關連。

3. 收購事項

根據日期為二零零三年六月三十日之合同（「該合同」），賣方同意向指定造船商常石造船株式會社（「造船商」）購入將於造船商在日本之船塢建造總載重量76,300公噸之單槳散裝機動貨船（「該船舶」）及出售並於日本交付該船舶給Jinsheng，而Jinsheng則同意向賣方購買及接收該船舶（「收購事項」）。該船舶擬於交付後作出租用途，Jinsheng則可就此收取租金或運費收入。由於日本造船商未必熟悉海外買方，彼等之慣常營商做法為透過賣方等國際貿易公司經營業務。造船商及其實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

4. 代價

除該合同內所載有關（其中包括）船舶延遲付運、未達保證船速、超逾保證燃油消耗量或未達保證載重量之若干減低收購該船舶之購入價之調整條文外，該船舶之購入價為21,970,000美元（相等於171,366,000港元），分三期支付。與協定之購入價相比，此方面之調整（如有）將不會重大。

首期款額2,197,000美元（相等於17,136,600港元）將於二零零三年七月七日或之前支付。該合同項下應付之第二期款額1,098,500美元（相等於8,568,300港元）將於船舶下水時（預期約在二零零五年九月）支付。最後一期款額則須於該船舶交付時，即二零零五年十二月二十日或之前支付。

該船舶購入價將以美元現金支付。首期及第二期款額預計將由本公司及其附屬公司（「本集團」）內部資源撥付。最後一期款額中之1,098,500美元（相等於8,568,300港元）預計將由本集團內部資源撥付，而餘下之17,576,000美元（相等於137,092,800港元）預計將由銀行貸款撥付。購入價乃參考目前類似種類之船舶價值經公平磋商後釐定。

5. 繼後條件

按照該合同，如該船舶之承造許可證於船舶鋪放龍骨（預期約在二零零四年第四季）前90日內仍未獲日本有關機構批出，則除非各締約方另行以書面同意，否則該合同將自動失效及作廢。賣方亦須即時以美元退還從Jinsheng所收取之全數款額（不計利息）予Jinsheng。若該合同變作失效及作廢，本公司將就此再作公佈。

6. 交付

該合同訂明該船舶須於二零零五年十二月二十日或之前在日本交付予Jinsheng。倘該船舶延遲交付長達各締約方議定之交付日期後第31日起計90日，則於該期間屆滿時，Jinsheng 可選擇撤銷該合同，而賣方則須盡快將其所收款項之全數，連同由賣方收取款項當日起至全數退款予Jinsheng當日止按議定利率計算之利息，以美元退回Jinsheng。

7. 造船商之承諾

根據該合同，賣方亦同意於該船舶在交付時在造船商之同意下將造船商之品質保證一併轉讓予Jinsheng，當中包括造船商承諾就該船舶交付日期後12個月期間，因材料損壞、建造出錯及／或造船商及／或其分承包商方面之工藝拙劣對該船舶所造成之種種缺失問題，負責優先並免費為Jinsheng 作出補償。

8. Jinhui Shipping之擔保書

本公司擁有約50.9%權益之附屬公司Jinhui Shipping，其亦為Jinsheng之間接控股公司，於二零零三年六月三十日以賣方為受益人簽立一份擔保書，據此，其同意就Jinsheng妥善忠誠履行及達成該合同作出擔保，包括按照該合同條款，於該船舶購入價到期支付時適時支付款額。

進行收購事項之原因

本集團之主要業務包括國際性船舶租賃、擁有船舶、貿易及運輸。航運市場之運費在過去六個月穩步上揚，波羅的海航運指數由二零零三年年初時之1,738點升至二零零三年六月三十日之2,125點，上升達387點。本公司認為該船舶之購入價屬公平及合理價錢，而目前市況下亦為進一步擴充船隊之適當時機，使本集團可賺取更多營運收入。

一般事項

根據上市規則，收購事項構成本公司一項須予披露交易。載有（其中包括）有關收購事項進一步資料之通函，將於合理及實際可行情況下盡快寄發予本公司股東。

除非另有指明，以美元列值之款額乃按二零零三年六月三十日之匯率以1.00美元兌7.80港元（僅供參考）換算。概無作出任何聲明表示任何以美元或港元列值之款額可按上述匯率或按任何其他匯率或在任何情況下予以換算。

承董事會命

主席兼董事總經理

Companies Registry
公司註冊處

Form 表格 **SC2**

Return by a Company Purchasing its Own Shares
公司購買本身股份申報表

Company Number 公司編號

306295

1 **Company Name 公司名稱**

JINHUI HOLDINGS COMPANY LIMITED 金輝集團有限公司

2 **Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份**

Class of Shares 股份類別	No. of Shares Purchased 所購買股份的數目	Nominal Value of Each Share 每股的面值	Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期	Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2)	Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2)
Ordinary	0.8 of 1 share	HK$1.00	27 June 2003	HK$1.31	HK$1.31

3 **The Aggregate Amount Paid by the Company for the above Shares**
公司就上述股份所支付的總款額
(Note 註 2)

HK$1.05

Signed 簽名 : [signature]

(Name 姓名) : (HO SUK LIN) Date 日期 : 27 June 2003

~~Director 董事~~ / Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

DIBB LUPTON ALSOP
41/F., Bank of China Tower
1 Garden Road
Central, Hong Kong

Ref:

Specification No. 3/97
指明編號第3/97號

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27 -06- 2003
公司註冊處
(公司文件註冊組)
COMPANIES REGISTRY
(General Registration Section)

Companies Registry
公司註冊處

Form 表格 **SC11**

Notification of Change of Share Capital Structure
(Section 54)
更改股本結構通知書
(第 54 條)

Company Number 公司編號

306295

1 **Company Name** 公司名稱

JINHUI HOLDINGS COMPANY LIMITED 金輝集團有限公司

(Note 註 2) 2 **Particulars of Resolution Authorizing the Change in Share Capital Structure**
批准股本結構更改的決議詳情

Type of Resolution 決議類別	Date 日期		
ORDINARY RESOLUTION	30 DD 日	05 MM 月	2003 YYYY 年

(Note 註 3) 3 **Type of Change** 更改的類別

Consolidation of Ordinary shares

4 **Details of Change** 更改的詳情

Every ten (10) issued and unissued shares of HK$0.10 each in the capital of the Company be and are hereby consolidated into one (1) share of HK$1.00 in the capital of the Company with effect from 2 June 2003.

Signed 簽名 : [signature]

(Name 姓名) : (Ho Suk Lin) Date 日期 : 27 June 2003

~~Director 董事~~／Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

DIBB LUPTON ALSOP
41/F., Bank of China Tower
1 Garden Road
Central, Hong Kong

Ref: WW.JCC.974-1
O:\CompanySecretarial\clients\Jinhui Holdings Co Ltd(HK)\sc11-Amended(jcc).doc
Specification No. 1/98
指明編號第 1/98 號

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27 -06- 2003
公司註冊處
(公司文件註冊組)
COMPANIES REGISTRY
(General Registration Section)

Companies Registry
公司註冊處

COPY

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 306295

1 Company Name 公司名稱

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

JINHUI HOLDINGS COMPANY LIMITED
26th Floor, Yardley Commercial Building,
1-6 Connaught Road West, Hong Kong.
Our Ref.: (MASTER)
Doc. No.: JHCL0034
Deadline: 23/06/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
11-06-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 306295

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	10 / 06 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: SO Wing Hung Peter 蘇 永雄

Name／New Name 姓名／新姓名: N/A

Surname 姓氏 Other names 名字

N/A

Alias (if any) 別名（如有的話）

N/A

Previous Names 前用姓名

Address 地址: Flat B, 19/F, Village Garden, 17 Village Road, Happy Valley, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A993405(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(HO Suk Lin) Date 日期： 10th June, 2003

Director／~~Secretary~~／~~Manager~~／~~Authorized Representative~~
董事／~~秘書~~／~~經理~~／~~授權代表~~

Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

306295

1 Company Name 公司名稱

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
30	05	2003

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

JINHUI HOLDINGS COMPANY LIMITED
26th Floor, Yardley Commercial Building,
1-6 Connaught Road West, Hong Kong.
Our Ref.: (MASTER)
Doc. No.: JHCL0033
Deadline: 11/07/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

11/06/2003 BB433193
CR No. : -306295-
Sh. Form : AR1L
27 $140.00

TOTAL (CSH) $140.00

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
		Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$	100,000,000.00	526,242,488	52,624,248.80	52,624,248.80
Total 總值		HK$100,000,000.00	526,242,488	HK$52,624,248.80	HK$52,624,248.80

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	N/A

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期		
30	05	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 306295

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
HO 何	Suk Lin 淑蓮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat E, 12/F., Block 7, City Garden, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G538967(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
CUI 崔	Jian Hua 建華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Unit A, 10th Floor, Tower 1, Ruby Court, 55 South Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K747384(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

HO Kin Lung 何 健龍

Surname 姓氏 / Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

7A Fu Shan Mansion, Tai Koo Shing, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

B402392(2)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

HO Suk Lin 何 淑蓮

Surname 姓氏 / Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Flat E, 12/F., Block 7, City Garden, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

G538967(3)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
30	05	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
306295

11 Registers Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	G/F, Bank of East Asia Harbour View Centre 56 Gloucester Road, Wanchai Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	01	2002		31	12	2002

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(HO Suk Lin) Date 日期： 5th June, 2003

Director 董事／~~Secretary 秘書~~

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
30	05	2003

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

NG Kam Wah Thomas 吳 錦華
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Unit B, 18th Floor of Celestial Garden, No. 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D254632(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

NG Ki Hung Frankie 吳 其鴻
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Unit B, 9th Floor of Celestial Garden, No. 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D054364(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Siu Fai 少輝

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 9C, 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D178683(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
SO 蘇	Wing Hung Peter 永雄

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat 24D, Block 6, Pokfulam Gardens, Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A993405(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return 周年申報表

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
30	05	2003

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
TSUI 徐	Che Yin Frank 志賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 13A, Block 4, Braemar Hill Mansions, 21 Braemar Hill Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
C340989(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份: ☐ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return
周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
30	05	2003

Company Number 公司編號

306295

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 ____________

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached sheet(s).					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

The Standard

2 June 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS OF ANNUAL GENERAL MEETING ANNOUNCEMENT

The Directors are pleased to announce that at the AGM held on 30 May 2003, the resolutions set out in the notice of AGM contained in the Circular including the resolution for the Share Consolidation were duly passed.

Reference is made to a circular issued by Jinhui Holdings Company Limited (the "Circular") dated 24 April 2003. Capitalised terms used in this announcement shall have the same meanings as those used in the Circular unless otherwise defined.

The Directors are pleased to announce that all proposed resolutions including the resolution for the Share Consolidation set out in the notice of the AGM contained in the Circular were duly passed at the AGM. The Share Consolidation will become effective on 2 June 2003. Dealings in the Consolidated Shares will commence at 9:30 a.m. on 2 June 2003.

In order to distinguish between the existing and the new share certificates, share certificates for the Consolidated Shares will be green in colour, which is different from the share certificates for the Existing Shares which are blue in colour.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 30 May 2003

經濟日報

2 June 2003

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

股東週年大會結果公佈

董事欣然公佈，於二零零三年五月三十日舉行之股東週年大會上，通函內股東週年大會通告所載之決議案(包括股份合併之決議案)已獲正式通過。

謹此提述金輝集團有限公司於二零零三年四月二十四日刊發之通函(「通函」)，除文義另有所指外，本公佈所採用之詞彙與通函內所採用者具備相同涵義。

董事欣然公佈，通函內股東週年大會通告所載之全部建議決議案(包括股份合併之決議案)已在股東週年大會上獲正式通過。股份合併將於二零零三年六月二日起生效。合併股份將於二零零三年六月二日上午九時三十分起開始買賣。

為方便區分現有股票與新股票，合併股份之新股票將為綠色，有別於現有股份之藍色股票。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年五月三十日

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER ENDED 31 MARCH 2003 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below) on 27 May 2003, an approximately 50.9% owned subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Stock Exchange. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2003 amounted to US$676,000 whereas a net loss of US$2,923,000 was reported for last corresponding period.

The overall dry bulk market was rather strong during the first quarter of 2003 due to strong demand. Despite a fall by around 200 points in late January 2003 as compared to end of 2002, the Baltic Dry Index picked up steadily and rose overall by around 200 points during the quarter to close at 1,939, an unprecedented level in recent years. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The shipping turnover was US$23,174,000 for the quarter, representing an increase of 30% as compared to that of last corresponding period. The Group's shipping operation reported a modest profit of US$209,000 for the quarter; whereas an operating profit of US$784,000 was reported for last corresponding period.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 31/3/2003 *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Turnover	**23,174**	17,934	70,139
Profit (Loss) from operations	**1,102**	(2,594)	(9,849)
Interest income	**182**	152	767
Interest expenses	**(611)**	(489)	(2,511)
Net profit (loss) for the period/year	**676**	(2,923)	(11,577)
Basic earnings (loss) per share *(US$)*	**0.0069**	(0.0297)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	31/3/2003 *US$'000*	31/3/2002 *US$'000*	31/12/2002 *US$'000*
Fixed assets	**160,456**	164,025	167,822
Other investments	**4,138**	5,742	4,219
Other non-current assets	**430**	1,305	537
Current assets	**29,778**	28,286	21,629
Total assets	**194,802**	199,358	194,207
Capital and reserves	**87,650**	95,628	86,974
Minority interests	**–**	(82)	(90)
Non-current liabilities	**85,185**	77,898	87,419
Current liabilities	**21,967**	25,914	19,904
Total equity and liabilities	**194,802**	199,358	194,207

SEGMENTAL INFORMATION

	3 months ended 31/3/2003 *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Segment turnover			
Chartering freight and hire	**23,174**	17,778	69,698
Investments in China	**–**	156	441
	23,174	17,934	70,139
Segment profit (loss) from operations			
Chartering freight and hire	**209**	784	373
Investments in China	**51**	(465)	756
Other operations	**842**	(2,913)	(10,978)
	1,102	(2,594)	(9,849)

	31/3/2003 *US$'000*	31/3/2002 *US$'000*	31/12/2002 *US$'000*
Segment assets			
Chartering freight and hire	**164,704**	166,731	168,343
Investments in China	**4,390**	5,916	4,378
Other operations	**6,230**	11,887	7,450
	175,324	184,534	180,171
Segment liabilities			
Chartering freight and hire	**100,255**	96,324	102,212
Investments in China	**13**	319	294
Other operations	**2,364**	2,214	2,348
	102,632	98,857	104,854"

The principal accounting policies and methods of computation used in the preparation of the above unaudited consolidated results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

By Order of the Board

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零三年三月三十一日止季度業績

下文乃轉載自金輝集團有限公司所擁有約50.9%權益之附屬公司Jinhui Shipping and Transportation Limited (「Jinhui Shipping」或下文內稱「本公司」) 按照奧斯陸證券交易所之規定而於2003年5月27日在奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2003年3月31日止之三個月，本公司及其附屬公司（「本集團」）之綜合溢利淨額為676,000美元，而去年同期之虧損淨額則為2,923,000美元。

於2003年首季，由於需求殷切，整體之散裝乾貨市場較穩健。雖然波羅的海航運指數於2003年1月下旬與2002年年結時比較，下跌約200點，但於季內，上述指數穩步上揚及整體上升約200點，及至季末時達至近年罕見之1,939點。但營運成本仍然偏高及本集團須承擔未完成之租船經營合約。於季內，航運業務之營業額為23,174,000美元，較去年同期上升30%。本集團之航運業務於季內錄得適度溢利209,000美元；而去年同期之經營溢利則為784,000美元。

綜合損益表數據

	截至二零零三年三月三十一日止三個月 千美元	截至二零零二年三月三十一日止三個月 千美元	截至二零零二年十二月三十一日止年度 千美元
營業額	**23,174**	17,934	70,139
經營溢利（虧損）	**1,102**	(2,594)	(9,849)
利息收入	**182**	152	767
利息開支	**(611)**	(489)	(2,511)
期／年內溢利（虧損）淨額	**676**	(2,923)	(11,577)
每股基本盈利（虧損）*(美元)*	**0.0069**	(0.0297)	(0.1176)

綜合資產負債表數據

	二零零三年三月三十一日 千美元	二零零二年三月三十一日 千美元	二零零二年十二月三十一日 千美元
固定資產	**160,456**	164,025	167,822
其他投資	**4,138**	5,742	4,219
其他非流動資產	**430**	1,305	537
流動資產	**29,778**	28,286	21,629
資產總值	**194,802**	199,358	194,207
資本及儲備	**87,650**	95,628	86,974
少數股東權益	**-**	(82)	(90)
非流動負債	**85,185**	77,898	87,419
流動負債	**21,967**	25,914	19,904
股本及負債總值	**194,802**	199,358	194,207

分部資料

	截至二零零三年三月三十一日止三個月 千美元	截至二零零二年三月三十一日止三個月 千美元	截至二零零二年十二月三十一日止年度 千美元
分部營業額			
運費及船租	**23,174**	17,778	69,698
在中國之投資	**-**	156	441
	23,174	17,934	70,139
分部經營溢利（虧損）			
運費及船租	**209**	784	373
在中國之投資	**51**	(465)	756
其他業務	**842**	(2,913)	(10,978)
	1,102	(2,594)	(9,849)

	二零零三年三月三十一日 千美元	二零零二年三月三十一日 千美元	二零零二年十二月三十一日 千美元
分部資產			
運費及船租	**164,704**	166,731	168,343
在中國之投資	**4,390**	5,916	4,378
其他業務	**6,230**	11,887	7,450
	175,324	184,534	180,171
分部負債			
運費及船租	**100,255**	96,324	102,212
在中國之投資	**13**	319	294
其他業務	**2,364**	2,214	2,348
	102,632	98,857	104,854

」

上文所載Jinhui Shipping及其附屬公司之未經審核綜合業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。

承董事會命

Form 表格 **R2**

Notification of Location of Registers
登記冊備存地點通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號

306295

1 Company Name 公司名稱

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

2 Location of Registers or other documents 登記冊或其他文件的備存地點

Registers or other documents 登記冊或其他文件

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期
Members	G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.	13 / 01 / 2003 (DD 日 / MM 月 / YYYY 年)

Signed 簽名：

Name 姓名： HO Suk Lin
Director 董事／~~Secretary 秘書~~

Date 日期： 13th January, 2003

Presentor's Name and Address
提交人的姓名及地址

JINHUI HOLDINGS COMPANY LIMITED
26th Floor, Yardley Commercial Building,
1-6 Connaught Road West, Hong Kong.
Our Ref.: (MASTER)
Doc. No.: JHCL0032
Deadline: 25/01/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
16 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)